FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Business Report the fiscal year ended March 31, 2007

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 6, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Executive Vice President Chief Financial Officer

MITSUI & CO., LTD.

Business Report

The fiscal year ended March 31, 2007

April 1, 2006 to March 31, 2007
The 88th fiscal year of Mitsui & Co., Ltd.

Translated document

This report has been prepared in English solely for the convenience of foreign readers, based on the *Hokokusho* for Mitsui's 88th fiscal year. The original report in Japanese is definitive.

Terminology

In this translated report, the terms the "Company" or "Mitsui" refer to Mitsui & Co., Ltd.

From the President

We are pleased to bring you the Business Report for our 88th fiscal year, which ended on March 31, 2007.

The economic environment was strong during the year, and we achieved consolidated net income of ¥301.5 billion and non-consolidated net income of ¥118.6 billion. Both these results are considerably higher than in the previous year.

An interim dividend of ¥17 per share has already been paid during the year, and we propose paying a year-end dividend of a further ¥17 per share. This represents a total dividend of ¥34 per share for the year ended March 2007, ¥10 per share higher than for the previous year.

In May 2006 we announced Medium-Term Management Outlook, our corporate vision for the next three to five years. Based on the ideas outlined in this document, we will continue to pursue the sustainable development of Mitsui and make every effort to increase corporate value.

We look forward to your continued support.

Shoei Utsuda

President and Chief Executive Officer

May 2007

Note: In this translated report, the term “the Group” refers to “corporate organizations” as defined in Clause 2, Article 122 of the enforcement regulations of the Corporate Law of Japan.

BUSINESS REPORT

(April 1, 2006 to March 31, 2007)

PART I: BUSINESS REVIEW

OPERATING ENVIRONMENT

(1) Operating environment

During the year ended March 31, 2007, the global economy continued its broad-based expansion. In the United States, corporate profits remained robust and consumer spending continued to increase due to favorable employment and wage conditions, and despite an easing in housing investment, which had been overheating, the economy performed steadily overall. Asian economies continued to sustain high growth driven by further increases in capital investments and exports, particularly in China. In Europe, the economy demonstrated a clear recovery trend, as illustrated by the growth of exports in Germany.

This broad-based expansion of the global economy underpinned strong international commodities markets. Prices of crude oil, non-ferrous metals and other commodities reached record-high levels in the summer, and despite falling thereafter, remain at high levels.

The global trend towards moderately higher interest rates continued. In the United States, the Federal Reserve Board, which once continued to raise interest rates progressively since June 2004, kept the rate constant since June 2006. In Europe, the European Central Bank continued to raise interest rates, a move which started in 2005.

The Japanese economy continued its solid recovery. Exports continued to increase, bolstered by global economic expansion and the weakening yen. Strong corporate sector results led to high growth in capital investment, while improvements in employment and wages led to firmer consumer spending. The Bank of Japan decided to terminate its zero interest rate policy in July 2006, and raised the policy interest rate in February this year, based on the robust recovery of the economy and consumer prices turning positive. In foreign exchange rates, the yen weakened, particularly against the Euro, towards its lowest ever level.

GROUP BUSINESS PROGRESS AND RESULTS

1.	PROGRESS ON MEDIUM-TERM MANAGEMENT OUTLOOK

1	MEDIUM-TERM MANAGEMENT OUTLOOK

We have finalized our Medium-Term Management Outlook, announced in May 2006, based on a company-wide consideration of the kind of business models that we should seek to develop over the next three to five years. The key elements of the approach outlined in this plan are:

●	Building a business portfolio that meets the needs of customers and society

●	Leveraging business engineering capabilities across Mitsui Group Companies and optimizing resource allocation

●

Prioritizing the development of human resources. In this respect we intend to build on our existing values of challenge and opportunity and freedom and open-mindedness with additional emphasis on fairness, humbleness and compliance. We intend to form and foster a diverse pool of capable personnel

(1)	Quantitative image 3-5 years ahead in the Medium-Term Management Outlook

Looking ahead three to five years, risks in the operating environment include political, economic and environmental factors. Notwithstanding these risks, we believe that the currently favorable operating environment—with simultaneous growth in different regions of the world, and strong upstream markets for mineral resources, energy and materials—is likely to continue. Based on this assumption, we envisage achieving the parameters over the next three to five years as illustrated in the chart on the right.

(2)	Four key strategies of the Medium-Term Management Outlook

(i)	Development of Strategic Business Portfolio

●	We have developed key policies based on dividing up the Group’s business into four areas, as outlined below.

Mineral Resources & Energy

(1)    Complete the development of large-scale projects such as Sakhalin II and the Enfield Oil Field. Expand existing projects such as the LNG project in Western Australia and iron ore and coal production in Australia

(2)    Ensure the liquidity of our equity production interests and carry out recycling

(3)    Invest selectively in emerging regions and new business domains

Global Marketing Networks (particularly steel products, machinery and chemical products)

(1)    Actively invest in our operating base with the objective of strengthening our various logistics and IT capabilities and focus allocation of human resources to growth fields

(2)    Strengthen partnerships with quality customers and evolve our SCM capabilities

(3)    Strengthen initiatives in growth region Asia and the automotive, IT and energy business fields

Consumer Services	(1) Pursue initiatives in media and information, healthcare and medical, and senior living industries (2) Develop new consumer-oriented businesses and strengthen related logistics business

Infrastructure	(1) Develop business portfolio positioning power generation, water supply, energy and transportation as strategic industrial fields (2) Pursue synergies with other business areas

●

Under the coordination of the Portfolio Management Committee that we established in April 2006, we will further refine our investment evaluation criteria, and seek to recycle existing investments, by reviewing their viability and taking into account the need to generate cash flow for new investments. Furthermore, accompanying a review of our business portfolio, we will allocate and shift human resources from a group-wide perspective in a more dynamic fashion.

Through this company-wide portfolio strategy, we expect to make new investments totaling approximately ¥800 billion in the first two years of the Medium-Term Management Outlook, and divest assets totaling approximately ¥100-200 billion.

(ii)	Evolution of business models leveraging business engineering capabilities

We will focus on consumer-oriented services in Japan that show the greatest potential for growth. We will pursue business development in new fields, such as the development of environment businesses such as emission rights trading and recycling, and new energy businesses such as biomass ethanol. We will seek to leverage across the Group our strengths in logistics, finance and IT, and actively promote joint operations among business units.

(iii)	Implementation of global strategies

We will develop a broad, cross-border product strategy based on the regional business units we have created for the Americas, Europe and Asia. We will employ and foster the development of a diverse group of personnel at overseas trading and other subsidiaries and associated companies around the world.

(iv)	Reinforcing the management framework to support growth

Under our revised corporate staff organization we are pursuing an efficient risk management approach. We are strengthening our corporate governance system, such as by increasing the number of external directors and external corporate auditors, and bolstering our internal control system, such as through working to ensure compliance with Section 404 of the U.S. Sarbanes-Oxley Act (“SOX-404”), which became applicable to us for the year ended March 31, 2007.

We are developing evolving as a business that meets the needs of customers and society, while engaging in CSR-oriented management worthy of Mitsui, such as through engaging in environmental issues and contributing to society.

2	PROGRESS ON MEDIUM-TERM MANAGEMENT OUTLOOK AND BUSINESS PLAN FOR THE YEAR ENDED MARCH 31, 2007

1. PROGRESS ON KEY INITIATIVES

(i)	Development of strategic business portfolio

●	Progress on investment plans and key policies in each business area

In the year ended March 31, 2007, we made the following progress in each of our four business areas. During the period we made major investments of approximately ¥460 billion.

1.	MINERAL RESOURCES AND ENERGY BUSINESS

We continued to make progress on large-scale projects already under development, along with carefully selecting new investment projects, and actively engaging in the sale of existing assets through further portfolio review.

•     The Enfield oil development in Australia, a project that we joined in May 2004, began production in July 2006. Our total investment in the Sakhalin II project was ¥415.5 billion as of the end of March 2007, an increase of ¥110.0 billion from the end of March 2006 (Including the impact of exchange rate changes). For an update on the progress of the Sakhalin II project please also see “Key Issues to Address” on page 20.

The Sakhalin II Project

•     During the year we invested a total of ¥57.8 billion in Australian iron ore and coal mining business, as part of our plan to increase production capacity.

•     During the year we invested ¥53.8 billion to acquire oil and gas interests in the offshore Gulf of Mexico, through Pogo Producing Company of the United States. We also increased our shareholding in Mitsui Oil Exploration Co., Ltd. (“MOECO”), to 50.3% of the voting rights, thereby changing its status from associated company to subsidiary. Furthermore, in April 2007, in the scrap metal business, we decided to acquire shares with voting rights of 19.9% of the Australian company Sims Group.

The iron ore and coal business in Australia

•	In April 2007, we sold our shares of Sesa Goa Ltd. of India for US$981 million, after careful consideration of our global portfolio in the iron ore business.

2.	GLOBAL MARKETING NETWORKS BUSINESS, SUCH AS IRON AND STEEL PRODUCTS, AUTOMOBILES AND CHEMICALS

We took further steps to strengthen our multi-functional global operating network in raw materials procurement and product sales, acquiring key businesses to support our goal of creating new value.

•     In February 2007 we reached agreement with the management of a major U.S. steel processing service center, Steel Technologies, Inc. to acquire its business.*

•     In June 2006, we invested ¥7.2 billion to acquire the Onslow salt field in Australia, in response to rising demand in Asia for salt for use as a raw material in the chlor-alkali industry. Furthermore, in September 2006, we launched an initiative in the automobile parts business, acquiring newly issued shares in automobile parts manufacturer Asahi Tec Corporation, which was implementing a capital increase.

The Onslow Salt Field in Australia

In this business area, we are focusing on the strategic domains of automobiles, household appliances, IT and energy, and are seeking to strengthen our relationships with domestic and overseas manufacturers and customers, primarily in the growth region of Asia. At each level of the logistics process, from raw material procurement through the sale of end products, we seek to develop and maintain high added value supply chains in ways that reflect changes to markets and technology. In each business unit, we are prioritizing the allocation of human resources and capital to the most promising operations, while integrating or re-engineering our business portfolio.

*	The acquisition price is US $530 million, and the acquisition itself is subject to final approval at an extraordinary meeting of shareholders of Steel Technologies, Inc. to be held by the end of June 2007.

3.	CONSUMER PRODUCTS AND SERVICES BUSINESS

We are continuing to focus our operations on new business domains.

•     We invested ¥27.0 billion to acquire 5% of the voting rights in Recruit Co., Ltd (“Recruit”), a leading Japanese human resources and information services company. We already collaborate with Recruit in medical/health-care businesses, and have agreed to jointly explore broad cooperation in areas such as senior care and media-related operations.

•     We completed a ¥9.4 billion acquisition of shares of major U.S. mobile handset distributor Brightstar Corp. along with those of its local subsidiary in Singapore, with the aim of expanding our mobile phone business in the Asia-Pacific region.

•     In the Foods & Retail segment, we engaged in measures to improve the performance of MITSUI FOODS CO., LTD. as part of a comprehensive operational alliance with KOKUBU & CO., LTD.

Brightstar Corp. in the United States

4.	INFRASTRUCTURE PROJECTS BUSINESS

Our efforts were directed at selectively investing in superior project opportunities while seeking to develop synergies with other sectors.

•

In the overseas power generation business, we further strengthened our alliance with International Power Plc during the year, and in March 2007 signed an approximately ¥20.0 billion agreement to consolidate a number of power generating assets in the U.K., resulting in an increase of 260MW of generating capacity owned by Mitsui on an equity basis. In other energy-related operations, we invested ¥27.5 billion for the acquisition of a Brazilian gas distribution business under our alliance with Brazilian company Petrobras.

•

We also invested ¥10.3 billion to acquire newly-issued shares of Toyo Engineering Corporation Ltd., consistent with our policy of engaging in partnerships in the infrastructure projects business, which is growing in all regions.

●	Continuous review of business portfolio based on Mitsui’s business strategy

Centered on the activities of the Portfolio Management Committee, which was established in April 2006, we are rigorously examining subsidiaries and associated companies, along with other matters such as our investment securities and our standards for business investment and withdrawal. Accordingly, the committee has examined the portfolio strategy of each business unit, along with progress on asset recycling. Reflecting these activities, in the year under review we implemented a sale of shares of listed companies including Toho Titanium Co., Ltd. and other existing investments. We are continuing to focus on development and reorganization of the business portfolio throughout Mitsui with emphasis on the following points:

•	Stronger monitoring of the role companies have in generating additional functional and cash flow value for Mitsui

•	Company-wide allocation of human resources to reflect new investments and reorganization of existing operations

(ii)	Evolution of our new business models leveraging business engineering capabilities

We have been pursuing initiatives to commercialize new business models, including cross-organizational activities involving all levels of business units.

•

As part of measures to develop businesses in new areas, we have pursued a cooperative agreement with Recruit as noted above, and formed alliances with companies such as Tokyo Broadcasting System, Inc. (TBS) and Shochiku Co., Ltd. to foster media content businesses in mobile phones, the internet, and a range of IT environments. We have also continued preparations for the introduction of BS digital broadcasting, scheduled to commence in December 2007.

•

In the biomass and energy-related fields, we are researching opportunities to commercialize the production and sale of Brazilian bioethanol and related products in collaboration with Petroleo Brasileiro S.A. of Brazil, and proceeding with company-wide, cross-divisional efforts with regard to possibilities in areas such as the distribution and trading of biodiesel and bioethanol in Europe and investment in manufacturing operations in the United States. Further, in November 2006 we acquired SunWize Technologies, LLC, a U.S. solar technology company that specializes in the design and distribution of solar power systems.

In December 2006, we established Business Operating Area Strategic Committees covering five areas—media & communications, medical & healthcare, tramp market, automobiles and agriculture-related business—marking the start of an initiative to increase our operating capabilities and identify areas for strategic growth through joint activities across multiple business units.

(iii)	Implementation of global strategy

To strengthen our product strategy in the broad economic regions of the Americas, Europe and Asia, we established the Regional Business Unit system in April 2006. In April 2007 we refined this system by expanding Europe to include the Middle East and Africa, while expanding Asia to include Oceana. We also adopted systems in each regional headquarters to hire and foster talented employees and increase the diversity of our human resources. We will continue to review our company-wide HR policy in this direction.

(iv)	Enhancing management systems to support growth

In the Annual Meeting of Shareholders held in June 2006, we increased the number of external directors and external auditors by one each, as part of our initiatives to strengthen our corporate governance system. Meanwhile, Section 404 of the U.S. Sarbanes-Oxley Act has become applicable to Mitsui for the fiscal year ended March 31, 2007. Mitsui and its subsidiaries have adopted necessary systems covering all companies, and have also completed self-evaluation of the effectiveness of internal control systems relating to accounting, results reporting, IT and operational processes. We are also continuing external audits relating to the effectiveness of internal systems for financial reports. In CSR-oriented management, we are focusing on awareness-raising activities, such as through holding company-workshops for all employees to reflect upon “What constitutes good work?” We are also supporting and promoting activities for the resolution of global environmental problems, through the aid activities of the Mitsui Environmental Fund and other initiatives.	Tree-planting by volunteers supporting the activities of the Mitsui Environmental Fund

2.	PROGRESS ON QUANTITATIVE TARGETS

For the year ended March 31, 2007, we recorded net income of ¥301.5 billion. For a detailed breakdown, please see pages 10 to 17 of the Business Report, “2. Outline of Operating Results and Financial Condition.” A quantitative range of net income for the next three to five years in the Medium-Term Management Outlook was ¥300-400 billion, approximately 50% of which was expected to be attributable to the Mineral Resources & Energy area. For the year ended March 31, 2007, Mineral Resources & Energy contributed approximately 60% of total net income.

As a result of increases in new investments and trade receivables in the Mineral Resources & Energy and Infrastructure Projects field, total assets as of March 31, 2007 were ¥9.8 trillion, an increase of ¥1.2 trillion from March 31, 2006. Furthermore, as a result of increased net income in the fiscal year under review, shareholders’ equity as of March 31, 2007 was ¥2.1 trillion, with ROE* for the period at 15.9%.

*	ROE = Net income/Shareholders’ equity

2. OUTLINE OF OPERATING RESULTS AND FINANCIAL POSITION

1 OPERATING RESULTS OF THE GROUP

In the fiscal year under review, the global economy expanded steadily, with a continued increase in trade and rising prices of commodities.

●

Total Trading Transactions increased by ¥0.5 trillion over the previous comparable period to ¥15.4 trillion, and gross profit increased by ¥85.4 billion to ¥903.7 billion. Approximately one-half of the increase in profits was attributable to higher profits in mineral resource and energy related businesses. Oil and gas producing subsidiaries in the Middle East and Australia, and iron ore subsidiaries in Australia increased profits substantially, driven by higher prices and increased production volumes. Furthermore, machinery such as automobiles, chemicals and iron and steel products generated increased profits throughout the world, against a backdrop of strong demand.

●

Operating income* increased by ¥40.7 billion over the previous year to ¥308.9 billion. While gross profit increased significantly, as mentioned above, selling, general and administrative expenses increased ¥31.4 billion, and the provision for doubtful receivables increased by ¥13.3 billion.

*	Operating income = gross profit – selling, general and administrative expenses – provision for doubtful receivables

●

Income from continuing operations before income taxes, minority interests and equity in earnings increased by ¥51.8 billion to ¥330.1 billion. In addition to the increase in operating income, the major factors were as follows:

•

Dividend income increased ¥19.4 billion, with a major contribution from the LNG Projects in the Middle East. However, interest expenses increased ¥20.7 billion in line with increased interest bearing debt for investments for mineral resources and energy development, such as for the Sakhalin II project, and as a result of the rise in U.S. dollar interest rates.

•

In securities and fixed assets gains and losses, gains on the sales of securities increased ¥21.0 billion from the previous fiscal year, as a result of active sale particularly of listed securities. However, we recorded impairment losses of ¥16.5 billion on goodwill and ¥12.1 billion on intangible assets at Mitsui Norin Co., Ltd. (Japan) in the Foods & Retail Business Unit.

•

In the previous fiscal year, compensation and other charges related to the DPF incident came to ¥9.0 billion, but in the year under review we recorded a gain of ¥3.9 billion from the reversal of accrued costs in preceding years.

●

Equity in earnings of associated companies increased ¥58.8 billion to ¥153.1 billion. Compania Minera Dona Ines de Collahuasi SCM (Chile), Japan Australia LNG (MIMI) Pty. Ltd. (Australia), which conducts LNG business, and Valepar S.A. (Brazil) recorded substantial increases in profits, in line with rising prices of crude oil, iron ore and copper and increased production volumes.

As a result of these developments, for the fiscal year ended March 31, 2007, the Group recorded net income of ¥301.5 billion, ¥99.1 billion higher than the ¥202.4 billion recorded in the previous year.

2	RESULTS BY OPERATING SEGMENT

●

Iron & Steel Products: Net income for fiscal year ended March 31, 2007 was ¥20.6 billion, an increase of ¥1.2 billion. Reflecting a continued tight international supply and demand balance and strong economic performance in Japan, steel materials markets performed robustly, and gross profit in the segment increased, with a strong contribution from trading of high-end products such as steel tubular products, line steel pipes, and steel plates for shipbuilding and automobiles. Furthermore, gains from sales of securities, particularly of listed securities in Japan, increased.

●

Iron & Steel Raw Materials and Non-Ferrous Metals: Net income for the fiscal year under review was ¥103.8 billion, a major increase of ¥49.1 billion. Gross profit increased by ¥11.5 billion, as iron ore prices increased compared to the previous fiscal year. Equity in earnings of associated companies increased by ¥31.7 billion. Valepar S.A. (Brazil), supported by across-the-board rises in mineral resource prices, and Compania Minera Dona Ines de Collahuasi SCM (Chile), which engages in copper business and benefited from rising copper prices, recorded increases in earnings. In addition, gains on sales of securities, particularly of securities listed in Japan, increased. Aluminum smelting subsidiary Mitalco Inc. (United States) recorded an impairment loss on fixed assets in the previous fiscal year.

●

Machinery & Infrastructure Projects: Net income for the fiscal year under review was ¥33.6 billion, an increase of ¥3.0 billion. Profits increased across the board at overseas automobile and construction machinery subsidiaries and associated companies. In the infrastructure business, successful operations at overseas power producing businesses such as IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia) led to increased earnings, and there was also a new contribution from a gas distribution business in Brazil.

●

Chemical: Net income for the fiscal year under review was ¥19.3 billion, an increase of ¥7.2 billion. Basic petrochemical raw materials and mid-stream petrochemical intermediate products both continued to record high levels compared to the previous year, and IT-related parts business, plastics, resources for sulfur, salt and others, and inorganic raw materials performed well, driven by strong demand, particularly in Asia. The impact from compensation and other charges related to the DPF incident is as explained earlier.

●

Energy: Net income for the fiscal year was ¥70.2 billion, an increase of ¥29.3 billion. Gross profit increased by ¥27.9 billion, due to contributions from the start of production at the Enfield Oil Field in Australia, and the consolidation of MOECO, formerly an associated company, as well as rising oil prices, which more than offset the loss recorded on naphtha trading at Mitsui Oil (Asia) Pte. Ltd. (Singapore). Equity in earnings of associated companies also increased ¥10.5 billion. This was attributable to increases at associated companies engaged in crude oil and natural gas exploration, development and marketing (such as Japan Australia LNG (MIMI) Pty. Ltd. (Australia)). Dividend income from LNG Projects in the Middle East largely increased, but higher interest expenses due to increased investments were recorded for the Sakhalin II project.

●

Foods & Retail: Net loss for the fiscal year under review was ¥12.3 billion, compared to net loss of ¥3.2 billion recorded in the previous fiscal year. Mitsui Norin Co., Ltd. (Japan) recorded impairment losses on goodwill and intangible fixed assets and established a valuation allowance for deferred tax assets, in line with a worsening of its operating performance. Furthermore, MITSUI FOODS CO., LTD. (Japan) recorded expenses resulting from business reorganization.

●

Lifestyle, Consumer Service and Information, Electronics & Telecommunication: Net income for the fiscal year under review was ¥16.6 billion, a decrease of ¥0.9 billion. Textiles performed poorly, which was mainly attributable to the brand business, whereas there were positive contributions in consumer services related business from the overseas real estate business and television shopping service company QVC JAPAN, INC. (Japan), and in Information, Electronics and Telecommunication from mobile phone sales company Brightstar Logistics Pty. (Australia).

●	Logistics & Financial Markets: Net income for the fiscal year under review was ¥14.6 billion, an increase of ¥1.2 billion. Trading was strong, particularly in derivative commodities.

●

Americas: Net income for the fiscal year under review for the Americas was ¥16.9 billion, an increase of ¥4.2 billion. Income from petroleum trading increased at the subsidiary Westport Petroleum Inc. (United States), and a logistics subsidiary and a chemicals subsidiary recorded gains on sale of fixed assets.

●

Europe, Asia and Other Overseas: Net income for the fiscal year under review for Europe was ¥3.9 billion, a decline of ¥0.3 billion. Net income for Asia was ¥7.9 billion, a decrease of ¥1.4 billion. Both declines were due to factors such as increased costs. Net income in Other Overseas was ¥14.4 billion, an increase of ¥0.1 billion.

For total trading transactions, gross profit, operating income, equity in earnings or losses of associated companies, and net income (loss) by operating segment, please refer to pages 49-50 of this document, “Operating Segment Information”.

On a non-consolidated basis, sales for the fiscal year ended March 31, 2007 were ¥11.4 trillion. Gross profit was ¥213.1 billion, and net income was ¥118.6 billion. For details, please refer to pages 51 - 56 of this document, ‘Balance Sheets’ and ‘Statements of Income’.

3	FINANCIAL CONDITION OF THE GROUP

Total assets as of March 31, 2007 were ¥9,813.3 billion, an increase of ¥1,239.7 billion from ¥8,573.6 billion as of March 31, 2006.

●	Current assets as of March 31, 2007 were ¥5,073.8 billion, an increase of ¥327.0 billion from ¥4,746.8 billion as of March 31, 2006.

This was mainly attributable to increases in trade receivables at segments such as Iron & Steel Raw Materials and Non-Ferrous Metals; Machinery and Infrastructure Projects; and Iron & Steel Products, reflecting increased business transactions. Current liabilities as of March 31, 2007 was ¥3,810.2 billion, an increase of ¥299.3 billion from ¥3,510.9 billion as of March 31, 2006. The increase was primarily attributable to increases in trade payables corresponding to the increases in current assets, and increases in short-term debt by ¥118.0 billion at Mitsui and overseas financing subsidiaries.

●

Aside from current assets, the sum of total investments and non-current receivables, property and equipment—at cost, and other assets as of March 31, 2007 totaled ¥4,739.5 billion, an increase of ¥912.8 billion from ¥3,826.7 billion as of March 31, 2006.

Within total investments and non-current receivables, investments in and advances to associated companies as of March 31, 2007 was ¥1,587.6 billion, a ¥287.0 billion increase from ¥1,300.6 billion as of March 31, 2006. The major components were: the Sakhalin II project for ¥110.0 billion; the acquisition of gas distribution operations in Brazil; and the acquisition of shares in Asahi Tec Corporation (Japan), Moshi Moshi Hotline Inc. (Japan), and Toyo Engineering Corporation (Japan).

Other investments totaled ¥1,238.9 billion, an increase of ¥303.2 billion from ¥935.7 billion as of March 31, 2006. The main components were: the acquisition of shares in Recruit Co., Ltd. (Japan); investment in the partnership that owns Skylark Co., Ltd. Other than these, shares in INPEX Holdings Inc. for ¥180.3 billion held by MOECO were recorded as a result of the acquisition of MOECO.

Property leased to others—at cost, less accumulated depreciation was ¥259.2 billion, a ¥40.6 billion increase from ¥218.6 billion as of March 31, 2006.

Property and equipment—at cost as of March 31, 2007 was ¥988.3 billion, an increase of ¥242.1 billion from ¥746.2 billion as of March 31, 2006. Major components were as follows: investment in oil and gas projects (offshore Gulf of Mexico in America, Enfield and Vincent oil fields in Australia, Tui oil field in New Zealand, the oil and gas project in Oman), and in iron ore and coal mining projects in Australia; acquisition of the Onslow Salt Field in Australia; and others.

●

Long-term debt, less current maturities as of March 31, 2007 was ¥2,887.5 billion, an increase of ¥228.8 billion from ¥2,658.7 billion as of March 31, 2006. The main components were: an increase in borrowings from financial institutions associated with funding for various investments at Mitsui, Mitsui & Co. (U.S.A.), Inc. and subsidiaries which are engaged in the ocean vessels business and leasing businesses.

●

Shareholders’ equity as of March 31, 2007 was ¥2,110.3 billion, an increase of ¥432.4 billion from ¥1,677.9 billion as of March 31, 2006. This was primarily due to: a ¥54.8 billion increase due to conversion of bonds etc.; an increase in retained earnings by ¥248.1 billion; net improvement in foreign currency translation adjustments by ¥73.9 billion due to a stronger Australian dollar, U.S. dollar and Euro against the Japanese yen; and net improvement in unrealized holding gains on available-for-sale securities of ¥42.8 billion.

3.	OUTLINE OF FINANCING AND CAPITAL EXPENDITURE

1	FINANCING

●

Mitsui borrowed a total of ¥328.7 billion in long-term loans from sources such as life insurance companies and banks, and issued domestic ordinary bonds of ¥90.0 billion (maturing from August 18, 2016 to March 20, 2019) by five occasions. Foreign trading subsidiaries and Foreign and Domestic financing subsidiaries utilize short-term and long-term borrowing, commercial paper, and the issuance of medium-term notes, and other consolidated subsidiaries obtained financing through short-term and long-term borrowing.

2	CAPITAL EXPENDITURE

●

Capital expenditure during the consolidated fiscal year under review included ¥57.8 billion in the Iron & Steel Raw Materials and Non-Ferrous Metals segment in expanding coal and iron ore operations in Australia, ¥53.8 billion in the Energy segment for acquisition of oil and gas rights in the Gulf of Mexico in the United States, and ¥36.8 billion investment in facilities in operations such as Enfield and Vincent in Australia, Tui in New Zealand and oil and gas operations in Oman.

TRENDS IN VALUE OF GROUP ASSETS AND PROFITABILITY

1	TRENDS IN VALUE OF ASSETS AND PROFITABILITY (CONSOLIDATED)

(Millions of Yen, Except Net Income per Share)

	85th Fiscal Year	86th Fiscal Year	87th Fiscal Year	88th (Current) Fiscal Year
Total Trading Transactions	¥12,270,379	¥13,583,908	¥14,885,772	¥15,357,656
Gross Profit	611,297	708,240	818,290	903,678
Net Income	68,387	121,136	202,409	301,502
Net Income per Share (Yen)	43.25	76.55	126.26	174.26
Net Assets	963,278	1,122,828	1,677,907	2,110,279
Total Assets	6,716,028	7,593,387	8,573,578	9,813,312

Notes:

1.	The figures shown in this table have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Total Trading Transactions is a voluntary disclosure and represents the gross transaction volume of the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively “the companies”) act as principal and transactions in which the companies serve as agent. Total Trading Transactions is not meant to represent sales or revenues in accordance with US GAAP. The companies have included the information concerning Total Trading Transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies.

2.	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the prior year figures relating to discontinued operations have been reclassified.

3.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are rounded.

2	TRENDS IN VALUE OF COMPANY ASSETS AND PROFITABILITY (NON-CONSOLIDATED)

(Millions of Yen, Except Net Income per Share)

	85th Fiscal Year	86th Fiscal Year	87th Fiscal Year	88th (Current) Fiscal Year
Sales	¥9,936,896	¥10,415,768	¥11,378,886	¥11,407,301
Net Income	11,753	36,260	74,484	118,588
Net Income per Share (Yen)	7.38	22.91	46.31	68.53
Net Assets	702,674	742,741	1,091,007	1,233,398
Total Assets	4,223,061	4,529,139	4,962,510	5,369,989

Notes:

1.	Net Income per Share was computed based on the average number of shares outstanding during the fiscal year.

2.	Beginning with the 85th fiscal year, the Company has adopted “Accounting Standards for Impairment of Fixed Assets.”

3.	In the year ended March 31, 2006 (“87th fiscal year”), the Company changed accounting for retirement benefits and accounting for precious metals forward contracts.

4.	Beginning with the current fiscal year, the Company has applied ‘Accounting Standards for Bonuses to Directors’’, ‘Accounting Standards Presentation of shareholders’ equity’, ‘Accounting Standards Relating to Business Combinations’ and ‘Accounting Standards Relating to Business Separation’. Please see page 60, Changes to Accounting Policies, for details.

5.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are truncated.

KEY ISSUES TO ADDRESS

1	MANAGEMENT PLAN THROUGH MARCH 2008

For the year ending March 2008, we are optimizing our strategic business portfolio and pursuing other measures under the four main policies outlined in our Medium-Term Management Outlook. Forecast net income and other items for the year ending March 2008 is as follows.

(Billions of yen)

	Forecast for FY ending March 31, 2008	FY ended March 31, 2007	Change
Gross profit	940.0	903.7	36.3
Operating income	330.0	308.9	21.1
Equity in earnings of affiliates	140.0	153.1	(13.1)
Net income	370.0	301.5	68.5

In the mineral resources and energy segments*, the sale of our entire stake in Indian iron ore mining company, Sesa Goa Ltd; part of Mitsui’s stake in Sakhalin II; and assets held in Wandoo Petroleum Pty Limited in Australia are reflected in higher estimated earnings for the year. Although benchmark grade iron ore contract prices for the year have increased 9.5%, oil prices have been forecast at US $58 per barrel, US $6 lower than in the previous year. Other operating segments, such as Machinery & Infrastructure Projects and Chemical, are also forecast to perform well in a favorable business environment. In the Foods & Retail segment, net income is expected to recover after the negative impact of impairment losses on goodwill and fixed assets recorded for Mitsui Norin Co., Ltd. (Japan) in the previous year.

*	In April 2007, some business units within Mitsui were reorganized. These changes included the shift of new energy operations such as coal business and carbon credit trading business from Iron & Steel Raw Materials and Non-Ferrous Metals to the Energy segment, with the remaining operations renamed as Mineral & Metal Resources.

2	SAKHALIN II

On April 18, 2007, the shareholders of Sakhalin Energy Investment Company Ltd. (“Sakhlin Energy”), operator of the Sakhalin II project, signed a sale and purchase agreement with OAO Gazprom (“Gazprom”) for the transfer of shares in Sakhalin Energy. The shareholders of Sakhalin Energy Investment Company Ltd. are Royal Dutch Shell plc (“Shell”), Mitsui & Co., Ltd. and Mitsubishi Corporation. As a result of the agreement, Gazprom now holds 50% plus one share, Shell 27.5% minus one share, Mitsui 12.5% and Mitsubishi Corporation 10%. The total transaction amount was US $7.45 billion, of which Mitsui’s proceeds were US $1.8625 billion.

In addition, the Ministry of Natural Resources of the Russian Federation announced its approval of the revised Environmental Action Plan on April 16, 2007. This plan was prepared by Sakhalin Energy with input from all its shareholders, including Gazprom, and it covers environmental points with regard to fish stock and rare flora and fauna species.

The four shareholders will now move ahead as rapidly as possible to commence the first shipments of LNG on schedule to customers already contracted in Japan, Korea and the West Coast of the United States, and are making every effort to complete construction of the Sakhalin II project.

3	NAPHTHA TRADING LOSS AT MITSUI OIL (ASIA) PTE. LTD (Singapore)

In November 2006 it was discovered that a trader at Mitsui Oil (Asia) Pte. Ltd had concealed unrealized losses on naphtha trading positions that resulted in a loss of ¥ 9.6 billion when unwound. The Singapore police force, after receiving Mitsui Oil (Asia) Pte. Ltd.’s report of the situation, commenced investigations into the matter. We have since implemented a review of our centralized control of market risk exposure and revision of our loss limit system, and have continued to strengthen our trading administration systems of Mitsui Group companies.

PART II: CORPORATE OUTLINE

PRINCIPAL GROUP BUSINESS (AS OF MARCH 31, 2007)

The Group operates in the following segments: Iron & Steel Products; Iron & Steel Raw Materials and Non-Ferrous Metals; Machinery & Infrastructure Projects; Chemicals; Energy; Foods & Retail; and Lifestyle, Consumer Service and Information, Electronics & Telecommunication. We carry out a variety of activities in each segment, including sales, import and export, international trading and production, as well as operating a diverse range of service businesses such as transportation and finance. In addition, we engage in natural resource development, strategic business investment and a broad range of other business initiatives.

PRINCIPAL GROUP OFFICES (AS OF MARCH 31, 2007)

• Domestic:	Head Office	Chiyoda-ku, Tokyo

	Offices and Branches	Sapporo Office, Tohoku Office (Sendai), Nagoya

Office, Osaka Office, Hiroshima Office, Fukuoka

Office, Niigata Branch, Hokuriku Branch (Toyama),

Takamatsu Branch

• Overseas:	Branches	Singapore Branch, Kuala Lumpur Branch,

Manila Branch

	Trading Subsidiaries	Mitsui & Co. (U.S.A.), Inc.

Mitsui & Co. Europe PLC (United Kingdom)

Mitsui & Co. (Australia) Ltd.

Mitsui & Co., Middle East Ltd. (U.A.E.)

Note: Other than those listed above, there are 7 offices in Japan and 142 offices overseas. For information regarding subsidiaries and other companies, including the above-listed entities and important subsidiaries and associated companies, please refer to page 24-25 of this document.

SHARES OF MITSUI & CO., LTD. (AS OF MARCH 31, 2007)

• Number of shares authorized	2,500,000,000 shares

• Number of shares outstanding	1,787,538,428 shares (including 2,693,031 treasury shares)

• Number of shareholders	102,324 shareholders

PRINCIPAL SHAREHOLDERS (AS OF MARCH 31, 2007)

Name of Shareholder	Investment in Mitsui & Co., Ltd.
	Number of shares (thousands)	Investment ratio (%)
The Master Trust Bank of Japan, Ltd. (trust account)	200,840	11.23
Japan Trustee Services Bank, Ltd. (trust account)	163,325	9.13
Mitsui Life Insurance Company, Limited	45,930	2.56
Sumitomo Mitsui Banking Corporation	38,500	2.15
State Street Bank and Trust Company 505103	36,716	2.05
Nippon Life Insurance Company	35,070	1.96
Japan Trustee Services Bank, Ltd. (trust account 4)	31,635	1.76

Note: In thousands of shares, rounded down

GROUP EMPLOYEES

Operating segment	Number of Employees as of March 31, 2007	Number of Employees as of March 31, 2006	Change in Number of Employees
Iron & Steel Products	2,270	2,044	+226
Iron & Steel Raw Materials and Non-Ferrous Metals	2,425	2,504	(79)
Machinery & Infrastructure Projects	10,859	9,338	+1,521
Chemicals	3,731	3,735	(4)
Energy	1,516	1,384	+132
Foods & Retail	6,575	6,555	+20
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	5,481	5,607	(126)
Logistics & Financial Markets	1,284	1,239	+45
Americas	2,316	2,888	(572)
Europe	1,081	1,078	+3
Asia	1,969	2,102	(133)
Other Overseas Areas	503	535	(32)
All Other	1,751	1,984	(233)

Total	41,761	40,993	+768

Notes:

1.	The above employee figures do not include temporary staff, seconded or part-time staff.

2.	Of the 41,761 employees as of March 31, 2007, 5,843 were employed by the Company, (30 fewer than at the end of the previous fiscal period).

3.	Following Corporate Staff Divisions restructuring in April 2006, the figures of ‘All Other’ as of March 31, 2007 is the number of employees in the Corporate Staff Division.

PRINCIPAL SOURCES OF BORROWINGS (AS OF MARCH 31, 2007)

Unit: Millions of yen, rounded down

Source of Borrowings	Amount Borrowed by the Company
Meiji Yasuda Life Insurance Company	206,000
Nippon Life Insurance Company	183,300
The Dai-Ichi Mutual Life Insurance Company	166,000
Sumitomo Life Insurance Company	153,000
Mitsui Life Insurance Company, Limited	150,000
Sumitomo Mitsui Banking Corporation	77,689
National Mutual Insurance Federation of Agricultural Cooperatives	73,000
Japan Bank for International Cooperation	169,705

PRINCIPAL SUBSIDIARIES

1	PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (As of March 31, 2007)

Subsidiary	Operating Segment	Capital	Percentage owned by Mitsui & Co., Ltd.	Main Business
Mitsui & Co. (U.S.A.), Inc.	Americas	US$350,000 thousand	100	Trading
Mitsui Iron Ore Development Pty. Ltd. (Australia)	Iron and Steel Raw Materials and Non-Ferrous Metals	A$20,000 thousand	100 (20)	Production and marketing of iron ore

Mitsui E&P Middle East B.V. (Netherlands)	Energy	Euro18 thousand	100 (100)	Exploration, development and production of oil and natural gas in Oman

Mitsui Coal Holdings Pty. Ltd. (Australia)	Iron and Steel Raw Materials and Non-Ferrous Metals	A$196,593 thousand	100 (30)	Investment in Australian coal businesses

Mitsui Oil Exploration Co.	Energy	¥33,133 million	50.34	Exploration, development and production of oil and natural gas resources

Associated Company	Operating Segment	Capital	Percentage owned by Mitsui & Co., Ltd.	Main Business
Japan Australia LNG (MIMI) Pty. Ltd. (Australia)	Energy	A$369,050 thousand	50 (50)	Exploration, development and marketing of oil and natural gas

Valepar S.A. (Brazil)	Iron & Steel Raw Materials and Non-Ferrous Metals	R$7,083,206 thousand	18.24	Investment in Companhia Vale do Rio Doce, a mineral resources company in Brazil

Sakhalin Energy Investment Company Ltd. (Bermuda)	Energy	US$13,514,612 thousand	25 (25)	Exploration, development and marketing of oil and natural gas

Notes:

1.	The figures in brackets represent indirect ownership through other subsidiaries.

2.	The amount of capital of Sakhalin Energy Investment Company Ltd. reflects its capital increase up to March 31, 2007. Its fiscal year end is December 31, and it is accounted for under the equity method based on its financial statements for the year ended December 31.

3.	The figures for capital have been rounded.

2	THE NUMBER OF SUBSIDIARIES AND ASSOCIATED COMPANIES

The number of subsidiaries and associated companies as of March 31, 2007, and for the previous three years, is as follows:

(Unit: companies)

	85th Fiscal Year	86th Fiscal Year	87th Fiscal Year	88th Fiscal Year
Subsidiaries	347	356	314	315
Associated Companies Accounted for under the Equity Method	280	277	192	176

Note:	The number of companies listed above excludes those affiliated companies of certain subsidiaries (other than overseas trading subsidiaries), which are consolidated or accounted for under the equity method by those subsidiaries and companies that are managed by overseas trading subsidiaries.

Furthermore, from the fiscal year under review those companies that are managed by overseas trading companies have been included with their managing company, and the data for the last three years has been updated and presented in the same way.

DETAILS OF SENIOR COMPANY OFFICERS (AND AUDITORS)

1.	Directors and Corporate Auditors (as of March 2007)

Name	Title	Principal position(s)/Areas overseen
Nobuo Ohashi	Chairman and Director	Chairman, Governance Committee

Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer Chairman, Nomination Committee

Tetsuya Matsuoka*	Director	Infrastructure Projects Business Unit; Machinery Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit

Masataka Suzuki*	Director	First Chemicals Business Unit; Second Chemicals Business Unit; Foods & Retail Business Unit; Director, Mitsui & Co. Europe PLC; Director, Mitsui & Co., Middle East Ltd.

Hiroshi Tada*	Director	Iron & Steel Products Business Unit; Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit; Energy Business Unit

Yasunori Yokote*	Director	Chief Compliance Officer; Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Planning & Strategy Division, Human Resources & General Affairs Division, Information Strategic Planning Division, Corporate Communications Division, CSR Promotion Division, Legal Division, Logistics Management Division, Domestic Offices and Branches); New Business Promotion; Environmental Matters; Business Continuity Plan Management; DPF Matters; Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Kazuya Imai*	Director	Chief Financial Officer; Corporate Staff Division (Investor Relations Division, Investment Administration Division, Business Process Control Division, Accounting Division, Finance Division, Credit Risk Management Division, Market Risk Management Division, Financial Planning Division); Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Director, Mitsui & Co. (U.S.A), Inc.

Hiroshi Ito*	Director	Lifestyle Business Unit; Consumer Service Business Unit; Information, Electronics and Telecommunication Business Unit

Akishige Okada	Director	Advisor, Sumitomo Mitsui Banking Corporation Chairman, Remuneration Committee

Nobuko Matsubara	Director	Chairman, Japan Institute of Workers’ Evolution

Tasuku Kondo	Full time Corporate Auditor

Hiroshi Matsuura	Full time Corporate Auditor

Ko Matsukata	Corporate Auditor	Standing Advisor, Mitsui Sumitomo Marine and Fire Insurance Co., Ltd.

Yasutaka Okamura	Corporate Auditor	Attorney at Law

Hideharu Kadowaki	Corporate Auditor	Chairman, The Japan Research Institute, Limited

Naoto Nakamura	Corporate Auditor	Attorney at Law

Notes:

1.	Akishige Okada and Nobuko Matsubara are external Directors.

2.	Ko Matsukata, Yasutaka Okamura, Hideharu Kadowaki and Naoto Nakamura are external Corporate Auditors.

3.	Representative Directors are marked with an asterisk.

4.	Yasunori Yokote resigned as a Representative Director and a Director on March 31, 2007. Director Mr. Akira Chihaya passed away on January 22, 2007.

5.	Full time Corporate Auditor Tasuku Kondo was formerly a General Manager of the Financial Division and Chief Financial Officer of the Company. He has considerable expertise in finance and accounting. Full time Corporate Auditor Hiroshi Matsuura was formerly a General Manager of the Credit Division and the General Manager of the Corporate Risk Management Division of the Company. He has considerable expertise in finance and accounting. Corporate Auditor Hideharu Kadowaki was formerly a Vice President and Representative Director of Sumitomo Mitsui Financial Group, Inc. He has considerable expertise in finance and accounting.

6.	In addition to the foregoing, other significant representative and concurrent positions held by Directors and Corporate Auditors of the Company in other organizations are as follows.

Name	Representative and concurrent position(s) held in other organizations
Nobuo Ohashi	Ishikawajima-Harima Heavy Industries Co., Ltd	External Corporate Auditor

Masataka Suzuki	Gunze Limited	External Director

Hiroshi Ito	Katakura Industries Co., Ltd. Nihon Unisys, Ltd.	External Director External Director

Akishige Okada	Sumitomo Mitsui Banking Corporation Sony Corporation Daicel Chemical Industries, Ltd. Hotel Okura Co., Ltd. Toyota Motor Corporation Mitsui Fudosan Co., Ltd.	Advisor External Director External Director External Corporate Auditor External Corporate Auditor External Corporate Auditor

Akira Chihaya	Nippon Steel Corporation Tekko Kaikan Co., Ltd. Hitachi, Ltd.	Representative Director and Chairman of Board of Directors Representative Director and President External Director

Nobuko Matsubara	Japan Institute of Workers’ Evolution	Chairman

Ko Matsukata	Mitsui Sumitomo Marine and Fire Insurance Co., Ltd. Mitsui Life Insurance Company Limited	Standing Advisor External Corporate Auditor

Yasutaka Okamura	Toyota Motor Corporation	External Corporate Auditor

Hideharu Kadowaki	The Japan Research Institute, Ltd. Sagami Railway Co., Ltd	Chairman External Corporate Auditor

Naoto Nakamura	Eisai Co., Ltd. Asahi Breweries, Ltd.	External Director External Corporate Auditor

2.	Executive Officers (as of 1 April 2007)

Note: Officers holding concurrent positions as Directors are marked with an asterisk.

Name	Title	Principal position(s)/Areas overseen
Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer Chairman, Internal Controls Committee

Gempachiro Aihara	Executive Vice President	Chief Operating Officer, Asia Pacific Business Unit

Hiroshi Tada*	Executive Vice President	Iron & Steel Products Business Unit; Mineral & Metal Resources Business Unit; First Energy Business Unit; Second Energy Business Unit

Yasunori Yokote	Executive Vice President	Chief Operating Officer, Americas Business Unit

Kazuya Imai*	Executive Vice President	Chief Financial Officer; Corporate Staff Division (Investor Relations Division, Investment Administration Division, First Business Process Control Division, Second Business Process Control Division, Third Business Process Control Division, Accounting Division, Finance Division, Credit Risk Management Division, Market Risk Management Division, Financial Planning Division); Deputy Chief Operating Officer, Business Process Re-Engineering Project; Chairman, Disclosure Committee; Director, Mitsui & Co. (U.S.A), Inc.

Toshihiro Soejima	Executive Vice President	Infrastructure Projects Business Unit; Motor Vehicles Business Unit; Marine & Aerospace Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit

Motokazu Yoshida	Senior Executive Managing Officer	Chief Information Officer; Corporate Staff Division (Information Strategic Planning Division, Corporate Planning & Strategy Division, Corporate Communication Division, CSR Promotion Division); New Business Promotion; Environmental Matters; Chief Operating Officer, Business Process Re-Engineering Project; Chairman, CSR Promotion Committee

Ken Abe	Senior Executive Managing Officer	Chief Operating Officer, EMEA (Europe, Middle East and Africa) Business Unit

Hiroshi Ito*	Senior Executive Managing Officer	First Consumer Service Business Unit; Second Consumer Service Business Unit; Foods & Retail Business Unit; Information, Electronics and Telecommunication Business Unit; Director, Mitsui & Co. (Asia Pacific) Pte. Ltd.

Yoshiyuki Izawa	Senior Executive Managing Officer	First Chemicals Business Unit; Second Chemicals Business Unit; Domestic Offices and Branches; Director, Mitsui & Co. Europe PLC; Chairman, Portfolio Management Committee

Junichi Matsumoto	Senior Executive Managing Officer	Chief Compliance Officer; Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management; Chairman, Compliance Committee

Satoru Miura	Executive Managing Officer

Takao Sunami	Executive Managing Officer	Chief Operating Officer, Marine & Aerospace Business Unit

Shunichi Miyazaki	Executive Managing Officer	General Manager, Internal Auditing Division

Shinjiro Ogawa	Executive Managing Officer	Chief Representative of Mitsui & Co., Ltd. in China

Toshimasa Furukawa	Executive Managing Officer	Chief Operating Officer, Infrastructure Projects Business Unit

Jitsuro Terashima	Executive Managing Officer	President & CEO, Mitsui Global Strategic Studies Institute

Motonori Murakami	Executive Managing Officer	Assistant to Senior Executive Managing Officers (Corporate Staff Division), Assistant to Chief Financial Officer; Chairman, SOA Sec. 404 Committee

Koji Nakamura	Executive Managing Officer	General Manager, Osaka Office

Kenichi Yamamoto	Executive Managing Officer	Chief Operating Officer, First Consumer Services Business Unit

Toshio Awata	Executive Managing Officer	General Manager, Nagoya Office

Kiyotaka Watanabe	Executive Managing Officer	Chief Operating Officer, Iron & Steel Products Business Unit

Masaaki Fujita	Executive Managing Officer	Chief Operating Officer, Foods & Retail Business Unit

Junichi Mizonoue	Executive Managing Officer	Chief Operating Officer, Second Chemicals Business Unit

Takao Omae	Executive Managing Officer	President, Mitsui Brasileira Importação e Exportação S.A.

Masaaki Murakami	Managing Officer	President, Mitsui & Co. Korea Ltd.

Norinao Iio	Managing Officer	Chief Operating Officer, Second Energy Business Unit

Osamu Koyama	Managing Officer	Executive Vice President, Mitsui & Co. (U.S.A.), Inc. and General Manager of Washington D.C. Office

Terukazu Okahashi	Managing Officer	Deputy General Manager, Osaka Office

Osamu Takahashi	Managing Officer	Chief Operating Officer, Information, Electronics and Telecommunication Business Unit

Hideyo Hayakawa	Managing Officer	General Manager, Legal Division

Hiraku Shimomaki	Managing Officer	Executive Vice President, Mitsui & Co. Europe PLC, President, Mitsui & Co. Deutschland GmbH

Shigeru Hanagata	Managing Officer	Chief Operating Officer, Motor Vehicles Business Unit

Masami Iijima	Managing Officer	Chief Operating Officer, Mineral & Metal Resources Business Unit

Seiichi Tanaka	Managing Officer	General Manager, Human Resources & General Affairs Division

Masayoshi Komai	Managing Officer	Deputy Chief Representative of Mitsui & Co., Ltd. in China; Managing Director, Mitsui & Co. (Shanghai) Ltd.

Katsumi Ogawa	Managing Officer	Chief Operating Officer, Financial Markets Business Unit

Akio Yamamoto	Managing Officer	President, Mitsui & Co., (Thailand) Ltd.

Takanori Setoyama	Managing Officer	Chief Operating Officer, First Chemicals Business Unit

Noriaki Sakamoto	Managing Officer	Executive Vice President, Mitsui Co. (U.S.A.), Inc.

Masahiko Okamura	Managing Officer	Chief Operating Officer, Second Consumer Services Business Unit

Fuminobu Kawashima	Managing Officer	Chief Operating Officer, First Energy Business Unit

Masaaki Iida	Managing Officer	Chief Operating Officer, Transportation Logistics Business Unit

3.	Remuneration of Directors and Corporate Auditors

The remuneration of the Company’s Directors and Corporate Auditors was as follows:

	Number of recipients	Total remuneration paid relating to the year ended March 31, 2007
Directors	11	¥884 million
Corporate Auditors	6	¥127 million
External Directors and Corporate Auditors (included in the above amounts)	7	¥61 million
Total	17	¥1,011 million

Notes:

1.	As of March 31, 2007 there were 10 directors and 6 corporate auditors.

2.	Limits on remuneration of Directors and Corporate Auditors have been determined by General Meeting of Shareholders resolutions as follows: for Directors, there is a total limit of ¥60 million per month (by resolution of June 27, 2002); for Corporate Auditors, there is a total limit of ¥12 million per month (by resolution of June 24, 2004).

3.	The above amounts include ¥271 million in bonuses for Directors (excluding external Directors), which is subject to approval at the 88th General Meeting of Shareholders on June 22, 2007.

4.	In addition to the above amounts, the company paid pensions and retirement compensation (including payments that were determined for payment before abolition of the pension system) of ¥628 million to Directors, and ¥67 million to Corporate Auditors.

4. External Directors and external Corporate Auditors

(1)	External Directors

Name	Concurrent appointments as External officers or executive directors of other companies

Akishige Okada	Sony Corporation Daicel Chemical Industries, Ltd. Hotel Okura Co., Ltd. Toyota Motor Corporation Mitsui Fudosan Co., Ltd.	External Director External Director External Corporate Auditor External Corporate Auditor External Corporate Auditor

Akira Chihaya	Nippon Steel Corporation Tekko Kaikan Co., Ltd Hitachi, Ltd.	Representative Director and Chairman of Board of Directors Representative Director and President External Director

Note 1:  The Company has recurring transactions for the supply of steel raw materials to, and the purchase of steel products from, Nippon Steel Corporation, in which Director Akira Chihaya held the positions of Representative Director and Chairman of Board of Directors. There is no significant commercial relationship between the Company and Tekko Kaikan Co., Ltd. in which Akira Chihaya held the positions of Representative Director and President.

The Company has entered into agreements with its respective external Directors pursuant to Article 427(1) of the Corporate Law of Japan to limit their liability to the extent possible by law.

(2)	External Corporate Auditors

Name	Concurrent appointments as external officers or executive directors of other organizations

Ko Matsukata	Mitsui Life Insurance Company Limited	External Corporate Auditor

Yasutaka Okamura	Toyota Motor Corporation	External Corporate Auditor

Hideharu Kadowaki	Sagami Railway Co., Ltd	External Corporate Auditor

Naoto Nakamura	Eisai Co., Ltd. Asahi Breweries, Ltd.	External Director External Corporate Auditor

1. The Company has entered into agreements with its respective external Corporate Auditors pursuant to Article 427(1) of the Corporate Law of Japan to limit their liability to the extent possible by law.

(3)	Major activities of external Directors and external Corporate Auditors

Name	Position	Major activities
Akishige Okada	External Director	Director, Akishige Okada (Director, Mitsui & Co., Ltd., since June 2003) participated in 13 of the 14 Board of Directors meetings held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience of the banking business.

Akira Chihaya	External Director	Director, Akira Chihaya (Director, Mitsui & Co., Ltd., since June 2004) participated in 8 of the 10 Board of Directors meetings held during the fiscal year under review until his passing and retirement as a director on 22 January 2007. He made statements mainly from the perspective of his high degree of knowledge and varied experience of the manufacturing business.

Nobuko Matsubara	External Director	Director, Nobuko Matsubara (Director, Mitsui & Co., Ltd., since June 2006) participated in all 11 Board of Directors meetings held during the fiscal year under review since her appointment in June 2006. She made statements mainly from the perspective of her high degree of knowledge and varied experience of labor disputes while working as a Japanese public servant.

Ko Matsukata	External Corporate Auditor	Corporate Auditor, Ko Matsukata (Corporate Auditor, Mitsui & Co., Ltd., since June 1996) participated in 12 of the 14 Board of Directors meetings, and all 15 Board of Auditors meetings, held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience of the insurance and finance businesses.

Yasutaka Okamura	External Corporate Auditor	Corporate Auditor, Yasutaka Okamura (Corporate Auditor, Mitsui & Co., Ltd., since June 2003) participated in 13 of the 14 Board of Directors meetings, and 14 of the 15 Board of Auditors meetings, held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience obtained from his many years as a prosecutor and attorney at law.

Hideharu Kadowaki	External Corporate Auditor	Corporate Auditor, Hideharu Kadowaki (Corporate Auditor, Mitsui & Co., Ltd., since June 2004) participated in 13 of the 14 Board of Directors meetings, and 14 of the 15 Board of Auditors meetings, held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience of the banking business.

Naoto Nakamura	External Corporate Auditor	Corporate Auditor, Naoto Nakamura (Corporate Auditor, Mitsui & Co., Ltd., since June 2006) participated in 7 of the 11 Board of Directors meetings, and 8 of the 11 Board of Auditors meetings, held during the fiscal year under review since his appointment in June 2006. He made statements mainly from the perspective of his high degree of knowledge and varied experience obtained working as an attorney at law predominantly in the corporate law field.

Notes

1:	During the period of office of External Directors Akishige Okada, Akira Chihaya and Nobuko Matsubara, the concealment of losses in relation to naphtha trading transactions at the Company's wholly owned subsidiary Mitsui Oil (Asia) Pte. Ltd. through incorrect market price reporting came to light. The above External Directors have made various contributions to the Board of Directors, etc, from the point of view of compliance and strengthening governance on regular basis, and after it came to light, they also made varied proposals and contributions following the event towards further strengthening governance systems to prevent reoccurrence.

2:	During the period of office of External Corporate Auditors Ko Matsukata, Yasutaka Okamura, Hideharu Kadowaki and Naoto Nakamura, the concealment of losses in relation to naphtha trading transactions at the Company's wholly owned subsidiary Mitsui Oil (Asia) Pte. Ltd. through incorrect market price reporting came to light. The above External Corporate Auditors, following discussion by the Board of Corporate Auditors, etc, have made various contributions to the Board of Directors, etc, from the point of view of compliance and strengthening governance on regular basis. After it came to light, they also made varied proposals and contributions following the event towards further strengthening governance systems to prevent reoccurrence.

DETAILS OF INDEPENDENT AUDITORS

1.	Name of Independent Auditor

Deloitte Touche Tohmatsu, a Japanese member firm of Deloitte Touche Tohmatsu (a Swiss Verein)

2.	Remuneration paid to Independent Auditor

•	Total remuneration paid by the Company to its Independent Auditor relating to the fiscal year under review: ¥695 million

•	Total amount of monetary and other economic benefits payable by the Company and its subsidiaries to Independent Auditor: ¥1462 million

3.	Non-Audit Services

The Company has engaged its Independent Auditor provide “tax related services”, etc, being services falling outside the scope of Article 2(1) of the Certified Public Accountants Law (non-audit services).

4.	Policy on the Removal and Decision not to Re-Appoint Independent Auditor

The Company has the following policy on the removal of, and decisions not to re-appoint, Independent Auditor.

1.	The tenure of the Independent Auditor is one year, and they may be re-appointed.

2.	The appointment and removal of, and decisions not to re-appoint, Independent Auditor is/are resolved by the Board of Directors to be referred for discussion and resolution at the General Meeting of Shareholders, after obtaining the approval of the Board of Corporate Auditors. The re-appointment of Independent Auditor is determined by resolution of the Board of Directors after obtaining the approval of the Board of Corporate Auditors.

3.	Where the Independent Auditor have breached or contravened law or regulation such the Corporate Law of Japan or the Certified Public Accountants Law, or have conducted themselves in breach of public policy or breached their contract of engagement, the Board of Directors considers whether or not it is appropriate to refer the removal of, or decisions not to re-appoint, Independent Auditor to the General Meeting of Shareholders for discussion and resolution.

4.	The Board of Corporate Auditors may remove the Independent Auditor with the approval of each Corporate Auditor if the circumstances outlined in the respective provisions of Article 340(1) of the Corporate Law of Japan apply.

Note: Among the Company’s principal subsidiaries, Mitsui & Co. (U.S.A.) Inc. is audited by Deloitte & Touche LLP (U.S.A.), Mitsui E&P Middle East B.V. is audited by Deloitte Accountants B.V. (Netherlands), and Mitsui Iron Ore Development Pty Ltd and Mitsui Coal Holdings Pty Ltd are audited by Deloitte Touche Tohmatsu (Australia).

NECESSARY SYSTEMS TO ENSURE APPROPRIATE OPERATIONS

Mitsui’s Board of Directors, ahead of the introduction of the Corporate Law of Japan in May 2006, approved at the Board of Directors meeting held on 29 March 2006, certain “necessary systems to ensure appropriate operations” (pursuant to Article 362(4)(6) of the Corporate Law of Japan), and these were published in outline in the Business Report for the fiscal year ending 31 March 2006 and in full text on Mitsui’s webpage. Mitsui is working as hard as possible to appropriately operate these “necessary systems to ensure appropriate operations”, and while there appears to be no particular problem of content, these systems have been partially revised for further improvement, which revisions were approved by the Board of Directors meeting held on 28 March 2007. An outline of the revised systems follows (with the revisions in italics). Further detail can be found via the following link on Mitsui’s webpage (http://www.mitsui.co.jp/en/company/governance/02/index.html).

1	SYSTEMS TO ENSURE THAT PERFORMANCE OF DUTIES BY DIRECTORS AND EMPLOYEES COMPLIES WITH LAWS AND REGULATIONS AND THE ARTICLES OF INCORPORATION

(a)	Mitsui recognises that “compliance” does not end with the observance of laws and regulations, but also includes a wider sense of ethics, and has made compliance by officers and employees in the course of carrying out their duties one of its most important priorities. Based upon this recognition, Mitsui has established “BUSINESS CONDUCT GUIDELINES FOR EMPLOYEES AND OFFICERS OF MITSUI & CO., LTD.”.

(b)	Mitsui has established a Compliance Committee, headed by Chief Compliance Officer (CCO), with the objective of maintaining a compliance system. Moreover, Mitsui carries out compliance training and other measures to improve awareness of compliance issues, and has set up several avenues, both internal and external, for its employees to report, and consult, on compliance matters. Mitsui also conducts daily monitoring and periodical auditing to ensure its compliance regime is observed, and takes disciplinary actions on violations.

(c)	Mitsui’s Corporate Auditors, in their independent role and with a mandate from shareholders, monitor the observance of laws and regulations, and the Articles of Incorporation, amongst other things, by Directors and employees in the performance of their duties.

(d)	In order to strengthen the supervisory function of the Board of Directors, as well as appointing an appropriate number of external Directors and Corporate Auditors, Mitsui has established various advisory committees which include external Directors and Corporate Auditors as committee members, whereby Mitsui ensures transparency and objectivity of management.

2	SYSTEMS TO STORE AND CONTROL INFORMATION RELATED TO DUTIES PERFORMED BY DIRECTORS COMPLIES WITH LAWS AND REGULATIONS AND THE ARTICLES OF INCORPORATION

Mitsui has placed its Director responsible for its Corporate Staff Divisions in charge of its information storage and control systems. Mitsui stores and controls material information related to duties performed by Directors, including minutes of General Meetings of Shareholders and the Board of Directors, in hard-copy or electronic format, in accordance with its Documentation Management Regulations and is Information Systems Regulations and relevant manuals.

3	REGULATIONS AND SYSTEMS RELATED TO MANAGEMENT OF RISK OF LOSS COMPLIES WITH LAWS AND REGULATIONS AND THE ARTICLES OF INCORPORATION

a)	By aligning business units to products and services, and regions (regional headquarters are located in: (i) the Americas; (ii) Europe, the Middle East and Africa; and (iii) Asia and the Pacific), the heads of Mitsui’s business units and overseas operations manage these businesses within the scope of authority granted to them either under Mitsui’s “Rules on Delegation of Authority” or as authorized through Mitsui’s “internal authorization system”, and manage risks of losses (“Risks”) that arise from businesses within the scope of their authority.

b)	Mitsui’s Corporate Staff Divisions, including the Corporate Planning and Strategy Division, the Investment Administration Division and the Credit Risk Management Division, have established and oversee an integrated risk management system to manage holistically the various Risks which Mitsui faces in its businesses. This risk management system is centered around the Internal Controls Committee and the Portfolio Management Committee, with each of the Corporate Staff Divisions cooperating with each other, to manage respective Risks for which they are primarily responsible for oversight.

c)	Mitsui has established systems in order to respond to Risks which occur both in ordinary times and in times of crisis, with the establishment of a Crisis Management Headquarters, headed by Mitsui’s President, to respond to crises in accordance with the Crisis Management Headquarters Regulations and the Business Continuity Management Regulations.

4	SYSTEMS TO ENSURE EFFECTIVE AND EFFICIENT EXECUTION OF DIRECTORS’ DUTIES

a)	Mitsui limits the number of its Directors to the maximum number which allows for effective discussion. The Board of Directors oversees each Director in the performance of his/her duties to check effective and appropriate management.

b)	In order to increase the efficiency with which the Directors perform their management duties, Mitsui has adopted an “Executive Officer System”. The Board of Directors appoints, and delegates authority and tasks to, Executive Officers.

c)	Mitsui has introduced systems where matters are discussed at a level appropriate to their materiality and importance. In line with this, Mitsui has established various committees, such as the Corporate Management Committee and the Portfolio Management Committee, to enhance efficient and appropriate management decisions.

d)	Mitsui has adopted business units aligned to its products and services, and regions, making it possible for each Chief Operating Officer to implement timely management decisions by delegating certain authority to them in accordance with Mitsui’s “rules of authority”. Mitsui has implemented an “internal authorization system” for matters which are beyond the delegated authority of each Chief Operating Officer. Within such system, Mitsui’s representative Director(s) makes a final decision in the best interests of the Company, following deliberations by the relevant Corporate Staff Divisions.

e)	Mitsui has systems for the efficient conduction of business, whereby Medium-Term Management Outlook and annual business plans are created, and various management initiatives are implemented in accordance with those plans and forecasts, with the Board of Directors regularly checking upon progress.

5	SYSTEMS TO ENSURE PROPER OPERATIONS IN THE GROUP

a)	Mitsui has implemented “Rules for Supervising Officers of Subsidiaries and Associated Companies” which, based on the general principle of the autonomy of its subsidiaries and associated companies, ensure that Mitsui’s subsidiaries and associated companies report their operating results and financial conditions, enable Mitsui to establish and maintain appropriate group-wide management frameworks and provide for Mitsui’s participation in the management and/or governance of its subsidiaries and associated companies as appropriate to its equity investor status. Supervising officers in charge of respective subsidiaries and associated companies are appointed to monitor these companies appropriately.

b)	Mitsui requires its major subsidiaries and associated companies to carry out regular auditing to check their compliance with laws and regulations as well as their internal rules and policies. Additionally, Mitsui reviews and analyses such results to promote improvement.

c)	If Mitsui’s subsidiaries or associated companies discover compliance breaches by Mitsui’s officers or employees, or are requested to act in ways which may possibly constitute a compliance breach, there are avenues by which these matters can be reported to Mitsui's Compliance Committee both internally and externally.

6	SYSTEMS RELATING TO EMPLOYEES ASSIGNED TO ASSIST CORPORATE AUDITORS, AND THE INDEPENDENCE OF SUCH EMPLOYEES FROM DIRECTORS

a)	The Corporate Auditor Division is resourced to assist Mitsui’s Corporate Auditors, with three or more full time employees who are under the sole direction of Mitsui’s Corporate Auditors.

b)	In order to ensure the independence of the Corporate Auditor Division from Mitsui’s Directors, the organization and assignment of employees to the Corporate Auditor Division is determine by Mitsui’s Representative Director with the approval of the Corporate Auditors.

7	SYSTEMS FOR DIRECTORS AND EMPLOYEES TO REPORT TO CORPORATE AUDITORS

a)	Corporate Auditors may attend Corporate Management Committee and other material meetings, may request copies of principal “internal authorization” and other material documents, may have regular meetings with the Chairman, the President, other Directors, the Executive Officers or other management staff, and may request reports from all management levels from time to time.

b)	If Directors discover circumstances which carry the risk of serious loss or consequence to Mitsui, they promptly report the same to the Board of Corporate Auditors. Employees may also, as necessary, report or discuss compliance matters to or with Corporate Auditors.

c)	Mitsui’s Corporate Auditors visit its major subsidiaries and associated companies to conduct audits, and collaborate with the corporate auditors of those companies.

8	OTHER SYSTEMS TO ENSURE EFFECTIVE AUDITING BY CORPORATE AUDITORS

a)	The Directors familiarize themselves with the “Auditing Standards for Corporate Auditors”, recognize the importance and usefulness of auditing by Corporate Auditors and maintain an appropriate environment for auditing.

b)	The Corporate Auditors may request cooperation from the Internal Auditing Division, the Legal Division and the Accounting Division, as well as other divisions with regard to their auditing.

c)	The Corporate Auditors maintain close contact with Mitsui’s independent auditors.

d)	The Corporate Auditors may request the assistance of full-time corporate legal counsel and other external expert professional advisors.

CONSOLIDATED BALANCE SHEETS

ASSETS

(Millions of Yen)	March 31, 2007	March 31, 2006(*)
Current Assets
Cash and cash equivalents	¥800,032	¥697,065
Time deposits	6,591	37,028
Marketable securities	11,670	26,860
Trade receivables:
Notes and loans, less unearned interest	475,271	439,187
Accounts	2,199,614	1,997,093
Associated companies	240,950	169,709
Allowance for doubtful receivables	(29,824)	(26,703)
Inventories	696,470	695,754
Advance payments to suppliers	96,702	92,150
Deferred tax assets—current	21,354	32,569
Derivative assets	254,319	320,134
Other current assets	300,627	265,985

Total current assets	5,073,776	4,746,831

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,587,571	1,300,587
Other investments	1,238,853	935,675
Non-current receivables, less unearned interest	462,935	444,487
Allowance for doubtful receivables	(69,775)	(84,513)
Property leased to others—at cost, less accumulated depreciation	259,240	218,583

Total investments and non-current receivables	3,478,824	2,814,819

Property and Equipment—at Cost:
Land, land improvements and timberlands	191,537	203,170
Buildings, including leasehold improvements	379,814	349,904
Equipment and fixtures	790,510	472,069
Mineral rights	151,752	80,953
Vessels	33,666	22,376
Projects in progress	130,529	55,278

Total	1,677,808	1,183,750
Accumulated depreciation	(689,508)	(437,581)

Net property and equipment	988,300	746,169

Intangible Assets, less Accumulated Amortization	104,445	98,811

Deferred Tax Assets—Non-current	34,972	47,947

Other Assets	132,995	119,001

Total	¥9,813,312	¥8,573,578

(*)	Supplementary information

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LIABILITIES AND SHAREHOLDERS’ EQUITY

(Millions of Yen)	March 31, 2007	March 31, 2006(*)
Current Liabilities:
Short-term debt	¥658,747	¥540,797
Current maturities of long-term debt	371,865	353,185
Trade payables:
Notes and acceptances	98,199	100,402
Accounts	1,966,800	1,762,224
Associated companies	64,730	108,252
Accrued expenses:
Income taxes	85,692	63,739
Interest	25,324	22,485
Other	84,625	72,848
Advances from customers	113,586	104,500
Derivative liabilities	198,735	214,460
Other current liabilities	141,899	168,049

Total current liabilities	3,810,202	3,510,941

Long-term Debt, less Current Maturities	2,887,528	2,658,735

Accrued Pension Costs and Liability for Severance Indemnities	33,209	36,769

Deferred Tax Liabilities—Non-current	450,181	318,911

Other Long-term Liabilities	283,226	252,155

Minority Interests	238,687	118,160

Shareholders’ Equity:
Common stock—no par value	323,213	295,766
Authorized, 2,500,000,000 shares: Issued, 1,787,538,428 shares in 2007 and 1,725,018,515 shares in 2006(*)
Capital surplus	417,900	390,488
Retained earnings:
Appropriated for legal reserve	39,670	38,508
Unappropriated	1,072,234	825,306
Accumulated other comprehensive income:
Unrealized holding gains and losses on available-for-sale securities	258,922	216,099
Foreign currency translation adjustments	(9,409)	(83,279)
Minimum pension liability adjustment	—	(5,417)
Defined benefit pension plans	2,287	—
Net unrealized gains and losses on derivatives	8,930	2,439

Total accumulated other comprehensive income (loss)	260,730	129,842

Treasury stock, at cost : 2,911,367 shares in 2007 and 2,064,447 shares in 2006(*)	(3,468)	(2,003)

Total shareholders’ equity	2,110,279	1,677,907

Total	¥9,813,312	¥8,573,578

(*)	Supplementary information

STATEMENTS OF CONSOLIDATED INCOME

(Millions of Yen)	Year ended March 31, 2007	Year ended March 31, 2006(*)
Revenues:
Sales of products	¥4,174,026	¥3,479,709
Sales of services	557,406	512,185
Other sales	149,309	123,577

Total revenues	4,880,741	4,115,471

Total Trading Transactions:
Year ended March 31, 2007: ¥15,357,656 million
Year ended March 31, 2006: ¥14,885,772 million(*)
Cost of Revenues:
Cost of products sold	3,743,252	3,109,607
Cost of services sold	159,090	130,358
Cost of other sales	74,721	57,216

Total cost of revenues	3,977,063	3,297,181

Gross Profit	903,678	818,290

Other Expenses (Income):
Selling, general and administrative	581,505	550,052
Provision for doubtful receivables	13,273	48
Interest income	(50,680)	(38,314)
Interest expense	92,467	59,442
Dividend income	(50,098)	(30,711)
Gain on sales of securities—net	(58,809)	(37,818)
Loss on write-down of securities	11,687	10,643
Gain on disposal or sales of property and equipment—net	(5,626)	(5,993)
Impairment loss of long-lived assets	19,664	24,252
Impairment loss of goodwill	16,528	—
Compensation and other charges related to DPF incident	(3,864)	9,000
Other expense(Income)—net	7,491	(637)

Total other expenses	573,538	539,964

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	330,140	278,326

(*)	Supplementary information

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(Millions of Yen)	Year ended March 31, 2007	Year ended March 31, 2006(*)
Income Taxes:
Current	141,976	106,517
Deferred	17,016	28,500

Total	158,992	135,017

Income from Continuing Operations before Minority Interests and Equity in Earnings	171,148	143,309
Minority Interests in Earnings of Subsidiaries	(26,022)	(21,540)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	153,105	94,250

Income from Continuing Operations	298,231	216,019
Income(Loss) from Discontinued Operations—Net (After Income Tax Effect)	3,271	(13,610)

Net Income	¥301,502	¥202,409

(*)	Supplementary information

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

(Millions of Yen)	Year ended March 31, 2007	Year ended March 31, 2006(*)
Common Stock:
Balance at beginning of the year	¥295,766	¥192,493
Issuance of common stock	—	102,576
Common stock issued upon conversion of bonds	27,447	697

Balance at end of the year	323,213	295,766

Capital Surplus:
Balance at beginning of the year	390,488	288,048
Issuance of common stock	—	101,733
Conversion of bonds	27,359	695
Gain on sales of treasury stock	53	12

Balance at end of the year	417,900	390,488

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of the year	38,508	37,018
Transfer from unappropriated retained earnings	1,162	1,490

Balance at end of the year	39,670	38,508

Unappropriated:
Balance at beginning of the year	825,306	656,032
Net income	301,502	202,409
Dividends paid	(53,412)	(31,645)
Cash dividends paid per share
Year ended March 31, 2007: ¥31.0
Year ended March 31, 2006: ¥20.0
Transfer to retained earnings appropriated for legal reserve	(1,162)	(1,490)

Balance at end of the year	1,072,234	825,306

Accumulated Other Comprehensive Income (Loss)
(After Income Tax Effect):
Balance at beginning of the year	129,842	(49,551)
Unrealized holding gains and losses on available-for-sale securities	42,823	115,920
Foreign currency translation adjustments	73,870	59,508
Minimum pension liability adjustment	1,058	274

(*)	Supplementary information

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(Millions of Yen)	Year ended March 31, 2007	Year ended March 31, 2006(*)
Adjustment to initially apply SFAS No. 158	6,646	—
Net unrealized gains and losses on derivatives	6,491	3,691

Balance at end of the year	260,730	129,842

Treasury Stock, at cost:
Balance at beginning the year	(2,003)	(1,212)
Purchases of treasury stock	(1,633)	(862)
Sales of treasury stock	168	71

Balance at end of the year	(3,468)	(2,003)

Summary of Changes in Equity from Nonowner Sources (Comprehensive income):
Net income	301,502	202,409
Other comprehensive income
(After income tax effect):
Unrealized holding gains and losses on available-for-sale securities	42,823	115,920
Foreign currency translation adjustments	73,870	59,508
Minimum pension liability adjustment	1,058	274
Net unrealized gains and losses on derivatives	6,491	3,691

Changes in equity from nonowner sources	¥425,744	¥381,802

(*)	Supplementary information

Note:	Appropriations of retained earnings are reflected in the consolidated financial statements upon shareholders’ approval.

Notes to Consolidated Financial Statements (Year ended March 31, 2007)

Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements

1. Subsidiaries and Associated Companies

(1)	Subsidiaries 315 companies

Mitsui & Co. (U.S.A.), Inc., Mitsui Iron Ore Development Pty. Ltd.,

Mitsui E&P Middle East B.V., Mitsui Coal Holdings Pty. Ltd.,

Mitsui Oil Exploration Co., Ltd., and others

(2)	Associated companies accounted for under the equity method 176 companies

Japan Australia LNG (MIMI) Pty. Ltd., Valepar S.A.,

Sakhalin Energy Investment Company Ltd., and others

The number of companies listed above excludes affiliated companies which are consolidated or accounted for under the equity method by subsidiaries (other than overseas trading subsidiaries) and companies which are managed by overseas trading subsidiaries. Those excluded companies are totaled 375 as of March 31, 2007.

2. Summary of Significant Accounting Policies

(1)	Basis of consolidated financial statements

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), as provided for under the first clause of Article 148 of the accounting regulation of the Corporate Law of Japan. In accordance with the provision of the clause, certain disclosures required by U.S. GAAP have been omitted.

(2)	Inventories

Stated at the lower of cost, principally on the specific-identification basis, or market.

(3)	Debt and marketable equity securities

Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” has been adopted.

Trading securities:	Carried at fair value. Unrealized holding gains and losses are included in earnings.

Held-to-maturity securities:	Measured at amortized cost. Premiums and discounts amortized in the period are included in interest income.

Available-for-sale securities:	Carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income in shareholders’ equity on a net-of-tax basis. The cost of available-for-sale securities sold is determined based on the moving-average cost method.

(4)	Depreciation of property and equipment

Principally the declining-balance method is used for assets located in Japan.

Principally the straight-line method is used for assets located outside Japan.

Either the straight-line method or the unit-of-production method is used for mineral rights.

(5)	Allowances and Reserves

Allowance for doubtful receivables:

An impairment loss for a specific loan deemed to be impaired is measured in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15.”

An allowance for doubtful receivables is recognized for all receivables not subject to the accounting requirement of SFAS No. 114 based primarily upon credit loss experiences of Mitsui & Co., Ltd. and subsidiaries (collectively, the “companies”) and an evaluation of potential losses in the receivables.

Pension costs and severance indemnities:

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, accrued pension costs and the liability for severance indemnities for the employee’s retirement benefits are accrued based on the projected benefit obligations and the fair value of plan assets as of March 31, 2007. In previous years, when accrued pension costs and the liability for severance indemnities are less than the difference between the accumulated benefit obligation, which differs from the projected benefit obligation in that it includes no assumption about future compensation levels, and the fair value of plan assets, an additional minimum liability is recognized.

The unrecognized prior service cost is amortized over the average remaining service period of employees.

The amount of the unrecognized net actuarial loss as of the beginning of the year, which exceeds 10 percent of the greater of the projected benefit obligation or the fair value of plan assets is amortized over 7 years for the contributory Corporate Pension Fund of Mitsui & Co., Ltd. (the “Company”) and over the average remaining service period for other defined benefit pension plans.

(6)	All transactions are accounted for net of national and/or regional consumption taxes.

(7)	Goodwill and other intangible assets

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and identifiable intangible assets determined to have an indefinite useful life are not amortized but tested for impairment annually or more frequently if impairment indicators arise.

Identifiable intangible assets with a finite useful life are amortized over their respective estimated useful lives using the straight-line method.

(8)	Total trading transactions

Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are a voluntary disclosure as permitted by Financial Accounting Standards Board Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

(9)	Discontinued operations

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the companies present the results of discontinued operations, including operations of a subsidiary that either has been disposed of or is classified as held for sale, as a separate line item in the Statements of Consolidated Income under income (loss) from discontinued operations—net (after income tax effect). The figures of the Statements of Consolidated Income for the prior year related to the discontinued operations have been reclassified to conform to the current year presentation.

3. Summary of a Change in Significant Accounting Policies

Accounting for Pension Costs and severance indemnities

On March 31, 2007, the companies adopted the recognition provisions of SFAS No. 158

SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in comprehensive income in the year in which the changes occur.

Upon adoption of SFAS No. 158, Other Assets increased by ¥11,138 million and Total accumulated other comprehensive income increased by ¥6,646 million as of March 31, 2007.

Notes to Consolidated Balance Sheets

1. Assets pledged and related liabilities

(1) Assets pledged as security	¥429,965 million

The following assets were pledged as collateral:

Trade receivables	¥138,503 million
(current and non-current)
Inventories	¥61,016 million
Investments	¥108,918 million
Property leased to others	¥52,343 million
(net book value)
Property and equipment	¥57,162 million
(net book value)
Other	¥14,023 million

(2) Related liabilities	¥225,155 million

In addition to the above, bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, to provide collateral, which is not specified in the loan agreements, were ¥86,662 million.

2. Contingent liabilities

(1) Guarantees

Financial guarantees	¥166,658 million

Performance guarantees	¥24,997 million

Market value guarantees	¥58,234 million

Derivative instruments	¥40,543 million

Market value guarantees include obligations to repurchase bills of exchange of ¥51,533 million.

The figure for derivative instruments is the aggregation of notional amounts computed based on the strike prices and quantities of written put options. Written put options of the companies meet the accounting definition of guarantees when it is probable that the counterparties of the derivative contracts have underlying assets or liabilities. The companies disclose written put options that meet the definition of guarantees, with consideration of the business relationship with counterparties.

Most of these derivative instruments are used as a part of trading transactions in the commodity markets, and the companies monitor the positions of derivative instruments which are subject to certain position and loss limits. In addition to the above, the companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfalls. The outstanding balance of guarantees related to these joint obligations is not quantifiable and the probability of being required to make any payments under these obligations is remote.

(2) Other

The Company was audited by the Tokyo Regional Taxation Bureau with regard to transfer price taxation in connection with the LNG Project in Western Australia for the period of six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. On June 30, 2006, the Company received a notice of tax assessment from the Tokyo Regional Taxation Bureau for the one year ended March 31, 2000. Based on the notice of assessment, the taxable income was corrected by ¥4,863 million and the additional tax liabilities for income taxes were ¥2,375 million. The Company has paid the additional taxes and recorded the amount as Income Taxes—Current. The Company disagrees with the assessment and registered its protest in August 2006, and in addition, lodged an application in November 2006 for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation.

The Company considers that it is probable that the double taxation will be excluded by the mutual agreement procedure, and the amount of the correction for the year ended March 31, 2000 and the final correction and tax liabilities for the period from the year ended March 31, 2001 to the year ended March 31, 2005, if any, will be affected by the result of the mutual agreement procedure. Because the mutual agreement procedure has not been agreed yet, it is not possible at this time to reasonably estimate the amount of potential impact on the Company’s financial position and results of operations. Accordingly, except for payment based on the received assessment the amount of potential loss and the related allowance are not reflected in the consolidated financial statements for the year ended March 31, 2007.

Notes to Statements of Consolidated Shareholders’ Equity

1.	Number of common stock issued as of March 31, 2007 1,787,538,428 shares

2.	Dividends from capital surplus and/or retained earnings

Resolution	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 23, 2006	24,123	14	March 31, 2006	June 26, 2006
Board of Directors’ meeting held on October 31, 2006	29,289	17	September 30, 2006	December 1, 2006
Scheduled Resolution	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders to be held on June 22, 2007	30,342	17	March 31, 2007	June 25, 2007

Per Share Information

Net Assets per Share	¥1,182.48
Basic Net Income per Share	¥174.26
Diluted Net Income per Share	¥165.32

Subsequent Events

Sale of 51% Stake in Indian Iron Ore Company.

On April 23, 2007, Earlyguard Ltd., a wholly owned subsidiary of the Company signed an agreement with Vedanta Resources plc and sold 100% of its investment in Finsider International Company Ltd. located in the United Kingdom for ¥116,719 million (U.S.$981 million). Finsider International Company Ltd. held 51% of the issued shares of an Indian iron ore mining company, Sesa Goa Ltd. Gain on sales of securities from this sale was ¥93,164 million (before tax) and recorded on April 23, 2007.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Supplementary Information) (Unaudited)

(Millions of Yen)	Year ended March 31, 2007	Year ended March 31, 2006
Operating Activities:
Net Income	¥301,502	¥202,409
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from discontinued operations—net (after income tax effect)	(3,271)	13,610
Depreciation and amortization	92,612	71,766
Pension and severance costs, less payments	(8,091)	4,585
Provision for doubtful receivables	13,273	48
Gain on sales of securities—net	(58,809)	(37,818)
Loss on write-down of securities	11,687	10,643
Gain on disposal or sales of property and equipment—net	(5,626)	(5,993)
Impairment loss of long-lived assets	19,664	24,252
Impairment loss on goodwill	16,528	—
Deferred income taxes	17,016	28,500
Minority interests of earnings of subsidiaries	26,022	21,540
Equity in earnings of associated companies, less dividends received	(43,033)	(30,653)
Changes in operating assets and liabilities:
Increase in trade receivables	(317,851)	(170,517)
Increase (decrease) in inventories	9,456	(68,764)
Increase in trade payables	125,956	84,226
Other—net	44,781	1,014
Net cash used in operating activities of discontinued operations	(2,541)	(2,452)

Net cash provided by operating activities	239,275	146,396

Investing Activities:
Net decrease (increase) in time deposits	29,367	(3,186)
Net increase in investments in and advances to associated companies	(188,124)	(138,200)
Net increase in other investments	(20,677)	(51,102)
Net decrease in long-term loan receivables	36,021	18,252
Net increase in property leased to others and property and equipment	(274,615)	(173,096)

Net cash used in investing activities	(418,028)	(347,332)

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Financing Activities:
Net increase (decrease) in short-term debt	70,820	(89,419)
Net increase in long-term debt	239,130	10,382
Proceeds from issuance of common stock	—	203,766
Capital contribution from minority interests	17,095	—
Purchases of treasury stock—net	(1,344)	(815)
Payments of cash dividends	(53,412)	(31,645)

Net cash provided by financing activities	272,289	92,269

Effect of Exchange Rate Changes on Cash and Cash Equivalents	9,431	13,922

Net Increase (Decrease) in Cash and Cash Equivalents	102,967	(94,745)
Cash and Cash Equivalents at Beginning of Period	697,065	791,810

Cash and Cash Equivalents at End of Year	¥800,032	¥697,065

Note:	In accordance with SFAS No. 144, the figures for the year ended March 31, 2006 relating to discontinued operations have been reclassified.

OPERATING SEGMENT INFORMATION

(Supplementary information) (Unaudited)

The companies allocate their resources and review their performance by operating segments comprised of the business units of the Head Office, overseas branches and overseas trading subsidiaries. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into eight product-focused reportable operating segments and four region-focused reportable operating segments.

Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)

(Millions of Yen)

	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total Trading Transactions	1,398,061	1,695,220	2,224,749	2,392,268	1,811,897	1,917,825	1,457,175	180,437
Gross Profit	57,766	122,284	108,003	103,073	112,561	81,336	129,983	60,489
Operating Income (Loss)	25,582	98,693	20,861	35,342	73,927	10,924	20,344	24,199
Equity in Earnings of Associated Companies	3,121	60,439	21,429	4,933	44,268	3,789	8,661	1,960
Net Income (Loss)	20,559	103,797	33,557	19,327	70,215	(12,304)	16,605	14,631
Total Assets at March 31, 2007	663,682	1,073,142	1,643,151	949,091	1,573,084	696,062	861,501	681,294

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,167,527	472,381	559,053	70,960	15,347,553	7,250	2,853	15,357,656
Gross Profit	64,704	23,287	27,621	5,285	896,392	4,344	2,942	903,678
Operating Income (Loss)	21,348	3,064	9,558	(193)	343,649	(4,353)	(30,396)	308,900
Equity in Earnings of Associated Companies	3,845	300	217	478	153,440	121	(456)	153,105
Net Income (Loss)	16,917	3,854	7,908	14,372	309,438	5,845	(13,781)	301,502
Total Assets at March 31, 2007	464,849	171,371	212,936	141,981	9,132,144	2,882,791	(2,201,623)	9,813,312

Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) (As Restated)

(Millions of Yen)

	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total Trading Transactions	1,366,834	1,698,658	2,472,604	2,087,042	1,730,424	1,849,850	1,464,310	116,178
Gross Profit	54,386	110,832	90,557	97,779	84,674	79,941	128,438	51,378
Operating Income (Loss)	26,459	87,195	21,702	34,004	52,045	9,151	24,989	17,554
Equity in Earnings of Associated Companies	2,943	28,728	14,571	3,233	33,827	3,472	3,485	3,951
Net Income (Loss)	19,354	54,667	30,581	12,068	40,929	(3,214)	17,517	13,384
Total Assets at March 31, 2006	563,596	833,271	1,309,180	866,796	1,120,303	721,222	821,315	750,748

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,108,931	427,960	496,551	65,896	14,885,238	7,869	(7,335)	14,885,772
Gross Profit	61,588	22,456	27,370	4,926	814,325	7,122	(3,157)	818,290
Operating Income (Loss)	21,723	4,286	10,667	993	310,768	(3,208)	(39,370)	268,190
Equity in Earnings of Associated Companies	2,126	(174)	121	633	96,916	301	(2,967)	94,250
Net Income	12,652	4,235	9,266	14,341	225,780	11,835	(35,206)	202,409
Total Assets at March 31, 2006	455,615	146,588	181,696	62,267	7,832,597	2,652,770	(1,911,789)	8,573,578

Notes:

1.	In accordance with SFAS No.144, the figures of “Consolidated Total” for the year ended March 31, 2006 have been reclassified. The reclassifications to “Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”

2.	“All Other” includes business activities which primarily provide services, such as financing service and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2007 and 2006 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

4.	Transfers between operating segments are made at cost plus a markup.

5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

6.	Starting from the year ended March 31, 2007, Mitsui & Co., Financial Services (Europe) which was formerly included in “Europe,” is transferred to “All Other,” in order to centralize the operation of financing services to the companies and associated companies. The operating segment information for the year ended March 31, 2006 has been restated to conform to the current year presentation.

BALANCE SHEETS

ASSETS

(Millions of Yen)	March 31, 2007	March 31, 2006
Current Assets
Cash and Time Deposits	¥443,322	¥420,540
Notes Receivable, Trade	266,643	241,929
Accounts Receivable, Trade	1,488,412	1,368,569
Securities	4,833	21,449
Inventories	161,440	213,920
Real Estate for Sale	15,436	7,948
Contract Work in Process	2,008	2,081
Advance Payments to Suppliers	44,740	44,291
Prepaid Expenses	3,153	2,670
Accounts Receivable, Other	84,075	96,862
Accrued Income	8,634	8,625
Short-Term Loans Receivable	214,417	188,343
Deferred Tax Assets—Current	13,407	19,200
Derivative Assets	53,284	82,779
Other	46,076	48,203
Allowance for Doubtful Receivables	(15,852)	(15,801)

Total Current Assets	2,834,035	2,751,614
Non-Current Assets
Tangible Assets (Net)
Leased-out Property	40,171	42,463
Buildings	24,868	26,112
Structures	933	1,017
Machinery and Equipment	140	165
Ships	3	2
Vehicles	593	698
Furniture and Fixtures	3,986	4,398
Timberland and Timber	7,615	7,629
Land	12,957	12,964
Construction in Progress	148	146

Total Tangible Assets (Net)	91,418	95,598
Intangible Assets
Leasehold Rights	5,987	5,986
Trademark Rights	913	1,393

(*)	Supplementary information

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Software	14,781	14,006
Other	3,639	1,730

Total Intangible Assets	25,321	23,116
Investments and Other Assets
Investments in Securities	861,075	718,553
Investments in Subsidiaries and Associated Companies	940,394	842,038
Ownership	9,765	11,417
Ownership in Subsidiaries and Associated Companies	369,199	264,670
Long-Term Loans Receivable	159,584	180,374
Long-Term Accounts Receivable	71,527	93,592
Long-Term Prepaid Expenses	46,476	38,439
Other	32,796	36,167
Allowance for Doubtful Receivables	(71,607)	(93,072)

Total Investments and Other Assets	2,419,214	2,092,181

Total Non-Current Assets	2,535,954	2,210,896

Total Assets	5,369,989	4,962,510

LIABILITIES, EQUITY AND SHAREHOLDERS’ EQUITY

(Millions of Yen)	March 31, 2007	March 31, 2006(*)
Current Liabilities
Notes Payable, Trade	¥58,860	¥55,561
Accounts Payable, Trade	1,166,271	1,072,438
Short-Term Borrowings	249,960	215,602
Commercial Paper	50,000	50,000
Current Portion of Debentures and Bonds	30,000	30,000
Accounts Payable, Other	76,371	87,838
Accrued Income Taxes	8,429	2,351
Accrued Expenses	36,652	38,408
Advances from Customers	46,741	44,719
Deposits Received	2,917	3,686
Deferred Income	6,512	3,433
Liability for Bonuses to Directors	270	—
Other	45,767	48,742

Total Current Liabilities	1,778,757	1,652,782
Long-Term Liabilities
Bonds	558,348	518,400
Convertible Bonds	36,577	91,382
Long-Term Borrowings	1,596,715	1,476,864
Deferred Tax Liabilities—Non-Current	99,761	68,192
Liability for Retirement Benefits	7,808	5,842
Allowance for the obligation for guarantees and commitments	13,258	—
Other	45,363	58,040

Total Long-Term Liabilities	2,357,832	2,218,720

Total Liabilities	4,136,590	3,871,502

Equity
Shareholders’ Equity
Common Stock	323,212	—
Capital Surplus
Capital Reserve	349,547	—
Other Capital Surplus	73	—

Total Capital Surplus	349,620	—
Retained Earnings
Legal Reserve	27,745	—
Other Retained Earnings
General Reserve	176,851	—
Special Reserve	1,619	—
Reserve for Loss on Overseas Investments	3,716	—

(*)	Supplementary information

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Reserve for Tax-Deductible Write-down of Tangible Assets	1,402	—
Retained Earnings—carry forward	141,691	—

Total Retained Earnings	353,027	—
Treasury Stock	(3,297)	—
Total Shareholders’ Equity	1,022,563	—
Valuation and Translation Adjustments
Net Unrealized Gain on Available-for-Sale Securities	212,478	—
Deferred loss on Derivatives under Hedge Accounting	(1,642)	—
Total Valuation and Translation Adjustments	210,835	—

Total Equity	1,233,398	—

Total Liabilities and Equity	5,369,989	—

Shareholders’ Equity
Common Stock	—	295,766
Capital Surplus
Capital Reserve	—	322,189
Other Capital Surplus
Gain on Sales of Treasury Stock	—	32

Total Capital Surplus	—	322,221
Retained Earnings
Legal Reserve	—	27,745
Voluntary Reserves
General Reserve	—	176,851
Special Reserve	—	1,619
Reserve for Loss on Overseas Investments.	—	5,075
Reserve for Tax-Deductible Write-down of Tangible Assets	—	1,597
Unappropriated Retained Earnings	—	75,191
Total Retained Earnings	—	288,081
Net Unrealized Gain on Available-for-Sale Securities	—	186,853
Treasury Stock	—	(1,914)

Total Shareholders’ Equity	—	1,091,007

Total Liabilities and Shareholders’ Equity	—	4,962,510

STATEMENTS OF INCOME

(Millions of Yen)	Year ended March 31, 2007	Year ended March 31, 2006(*)
Sales	¥11,407,301	¥11,378,886
Cost of Sales	11,194,164	11,160,556

Gross Profit	213,136	218,329
Selling, General and Administrative Expenses	198,061	204,708

Operating Profit	15,074	13,620
Non-Operating Income
Interest Income	16,633	18,664
Dividend Income	156,992	141,848
Other	10,925	11,922

Total Non-Operating Income	184,551	172,435
Non-Operating Expenses
Interest Expense	36,948	23,936
Other	19,550	14,455

Total Non-Operating Expenses	56,498	38,392

Ordinary Profit	143,128	147,664
Extraordinary Gains
Gain on Sales of Tangible Assets	392	1,562
Gain on Sales of Investments in Securities and Subsidiaries and Associated Companies	57,173	29,713
Gain on Reversal of Provision for Doubtful Receivables	1,196	3,737

Gain on Reversal of Accrued Compensation and Other Charges Related to DPF Incident	3,864	—

Total Extraordinary Gains	62,627	35,013
Extraordinary Losses
Loss on Sales of Tangible Assets	606	1,267
Impairment Losses	1,329	3,755
Loss on Sales of Investments in Securities and Subsidiaries and Associated Companies	1,845	844
Loss on Write-Down of Investments in Securities and Subsidiaries and Associated Companies	26,570	24,870
Provision for Doubtful Receivables from Securities and Subsidiaries and Associated Companies	2,178	30,745
Provision for the obligation for guarantees and commitments	13,258	—
Compensation and Other Charges Related to DPF Incident	—	9,000

Total Extraordinary Losses	45,789	70,483

(*)	Supplementary information

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Income before Income Taxes	159,966	112,194
Income Taxes—Current	18,306	10,426
Income Taxes—Assessed for Previous Fiscal Year	2,375	—
Income Taxes—Deferred	20,696	27,283

Net Income	118,588	74,484
Unappropriated Retained Earnings at Beginning of Year	—	16,507
Utilization of Social Contribution Reserve	—	20
Interim Dividends	—	15,820

Unappropriated Retained Earnings at End of Year	¥—	¥75,191

STATEMENT OF CHANGES IN EQUITY

(Year ended March 31, 2007)

(Unit: Millions of Yen)

	Shareholders’ Equity
	Common Stock	Capital Surplus			Retained Earnings
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Legal Reserve	Other Retained Earnings
						General Reserve	Special Reserve	Reserve for Loss on Overseas Investments
Balance as of March 31, 2006	295,766	322,189	32	322,221	27,745	176,851	1,619	5,075
Changes during period
New Share Issuance (Note 1)	27,446	27,358		27,358
Reversal of Reserve for Loss on Overseas Investments (Note 2)								(863)
Reversal of Reserve for Loss on Overseas Investments								(494)
Reversal of Reserve for Tax-Deductible Write-down of Tangible Assets (Note 2)
Reversal of Reserve for Tax-Deductible Write-down of Tangible Assets
Cash Dividends (Note 2)
Cash Dividends
Bonuses to Directors (Note 2)
Net Income
Acquisition of Treasury Stock
Disposal of Treasury Stock			40	40
Net Changes during Period of items in Valuation and Translation Adjustments
Total Changes during period	27,446	27,358	40	27,399	—	—	—	(1,358)
Balance as of March 31, 2007	323,212	349,547	73	349,620	27,745	176,851	1,619	3,716

	Shareholders’ Equity					Valuation and Translation Adjustments			Total Equity
	Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gain on Available -for-Sale Securities	Deferred Loss on derivatives under hedge accounting	Total Valuation and Transaction Adjustments
	Other Retained Earnings		Total Retained Earnings
	Reserve for Tax-Deductible Write-down of Tangible Assets	Retained Earnings- carry forward
Balance as of March 31, 2006	1,597	75,191	288,081	(1,914)	904,154	186,853	—	186,853	1,091,007
Changes during period
New Share Issuance (Note 1)					54,804				54,804
Reversal of Reserve for Loss on Overseas Investments (Note 2)		863	—		—				—
Reversal of Reserve for Loss on Overseas Investments		494	—		—				—
Reversal of Reserve for Tax-Deductible Write-down of Tangible Assets (Note 2)	(114)	114	—		—				—
Reversal of Reserve for Tax-Deductible Write-down of Tangible Assets	(80)	80	—		—				—
Cash Dividends (Note 2)		(24,123)	(24,123)		(24,123)				(24,123)
Cash Dividends		(29,289)	(29,289)		(29,289)				(29,289)
Bonuses to Directors (Note 2)		(230)	(230)		(230)				(230)
Net Income		118,588	118,588		118,588				118,588
Acquisition of Treasury Stock				(1,462)	(1,462)				(1,462)
Disposal of Treasury Stock				78	119				119
Net Changes during Period of items in Valuation and Translation Adjustments					—	25,624	(1,642)	23,982	23,982
Total Changes during Period	(195)	66,499	64,946	(1,383)	118,408	25,624	(1,642)	23,982	142,391
Balance as of March 31, 2007	1,402	141,691	353,027	(3,297)	1,022,563	212,478	(1,642)	210,835	1,233,398

Note 1: Shares issued upon conversions of convertible bonds

Note 2: Appropriation of retained earnings in the Annual Shareholders’ Meeting held in June 2006

Notes to Non-Consolidated Financial Statements (Year ended March 31, 2007)

Significant Accounting Policies

(1)	Securities are classified and accounted for as follows: Trading securities are stated at market value, whose costs of sales are determined by the moving average method. Held-to-maturity debt securities, which are expected to be held to maturity, are stated at amortized cost, determined by the straight-line method.

Investment in subsidiaries and associated companies are stated at cost determined by the moving-average method.

Marketable available-for-sale securities, whose costs of sales are determined by the moving average method, are reported at market value at year-end, with unrealized gains and losses reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost, determined by the moving-average method.

Except for trading securities, those securities, whose market value or equity in net assets is materially lower than the carrying value on and around the balance sheet date; are devaluated after determining whether the value could be recoverable.

(2)	Derivatives are stated at fair value. Cash in trusts for trading purposes are also stated at fair value

(3)	Inventories are stated at the lower of cost or market, whichever is lower. Cost is determined principally by the specific identification method and, for certain items, by the moving-average method or the first-in, first-out method.

(4)	Depreciation of tangible fixed assets is computed using the declining-balance method. Depreciation of buildings (excluding equipment and fixtures) acquired on or after April 1, 1998, is computed using the straight-line method. The estimated useful lives for the majority of tangible fixed assets are as follows: Leased-out Property: 10-50 years; Buildings: 8-50 years; Furniture and Fixtures: 2-15 years.

Depreciation of intangible fixed assets is computed using the straight-line method. Software for the Company’s own use is amortized based on the straight-line method over the period it can be used (five years in principle).

(5)	Specific costs, which may be capitalized as deferred charges under the Commercial Code of Japan, are principally charged to costs when incurred.

(6)	To provide for possible losses on collection, the allowance for doubtful receivables that is set aside for receivables in general is computed using the actual ratio of bad debts. For certain receivables, the amount deemed unrecoverable is set aside in the allowance on an individual basis.

To provide for bonuses to directors, an amount is set aside as deemed necessary on the balance sheet date.

The liability for retirement benefits is recorded based on projected benefit obligations and plan assets at the balance sheet date with the Corporate Pension Fund plan and other retirement benefit plans.

Unrecognized prior service cost is amortized over seven years from the date of the revision of the pension plan, which is within the average remaining service period of employees. The unrecognized actuarial gain or loss that arose in the current year is amortized over seven years starting with the following fiscal year, which is within the average remaining service period of employees.

To provide for contingent losses on the obligation for guarantees and commitments to subsidiaries, etc an amount is set aside as deemed necessary, considering the financial position of the indemnities.

(7)	Receivables and Payables denominated in foreign currencies are translated into Japanese yen at year-end exchange rates on the balance sheet date. The foreign exchange gains and losses from translation are recognized in the income statement.

(8)	Finance leases, except those where the ownership of the property transfers to the lessee, are accounted for as operating leases.

(9)	For derivatives which meet hedge accounting criteria, except for available-for-sale securities, gains or losses on derivatives are deferred until realization of the hedged items.

For derivatives, which meet hedge accounting criteria for available-for-sale securities, fair value hedge accounting is applied.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential paid or received under the swap agreements is recognized on an accrual basis and included in interest expense or income. Foreign currency forward exchange contracts to hedge monetary assets and liabilities denominated in foreign currencies are stated at fair value accounted for under the principle method of the Accounting Standards for Financial Instruments.

The Company enters into derivative financial instruments transaction to hedge foreign exchange risk associated with monetary assets and liabilities denominated in foreign currencies and forward contract of trade, etc and interest risk in the course of business activities and market risk of commodities and trading contracts

Apart from trading transaction risks, market volatility risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business are hedged using derivative financial instruments, considering the specific risk characteristics based on internal risk control policies.

The effectiveness between the hedging instruments and the hedged items is evaluated considering individual transactions’ characteristics.

(10)	All transactions are accounted for net of consumption taxes.

Changes in Accounting Policies

(1) Accounting Standards for Bonuses to directors

From this fiscal year the Company adopted ‘Accounting Standards for Bonuses to directors and corporate auditors’ (Corporate Accounting Standards Article 4.) As a result of this change, operating income, ordinary income and income before income taxes decreased by ¥270 million respectively.

(2) Accounting standards for presentation of shareholders’ equity

From this fiscal year the Company adopted ‘Accounting standards for presentation of shareholders’ equity’, (Corporate Accounting Standards Article 5,) and ‘Application Guidelines Relating to Presentation of shareholders’ equity’ (Application Guidelines for Corporate Accounting Standards Article 8.) The amount equivalent to shareholders’ equity in the previous fiscal year is ¥1,235,041 million.

(3) Accounting standards for business combination and business separation

From this fiscal year the Company adopted ‘Accounting Standards for Business Combinations’ (Business Accounting Deliberation Council) ‘Accounting Standards for Business Separation’ (Corporate Accounting Standards Article 7,) and ‘Application Guidelines Related to Business Combinations and Business Separation’ (Application Guidelines for Corporate Accounting Standards Article 10.)

Notes to the Balance Sheet

(1) Assets pledged as security and related liabilities	(Unit: Millions of Yen)

Assets pledged as security		Details
Type	Book Value at End of Period	For Long-Term Borrowings (See Note 1)	As Security for Trading Contracts	For Guarantees
Deposits	189	—	189	—
Accounts Receivable	9,278	9,278	—	—
Land, Timberland and Timber	552	552	—	—
Investments in Securities, Investment in Subsidiaries and Associated Companies	63,771	4,710	57,590	1,470
Long-Term Loans Receivable	7,995	7,995	—	—
Total	81,786	22,536	57,779	1,470

Note 1: Those correspond to the long-term borrowing secured of ¥23,889 million.

Note 2: In addition to the above, bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, immediately to provide collateral, which is not specified in the loan agreements, were ¥86,662 million

(2)	Monetary assets held as security from others, for which the Company has free disposal rights: ¥11,992 million

(3)	Accumulated depreciation of tangible assets: ¥88,117 million

(4)	Contingent liabilities

(1) Guarantee	(Unit: Million of Yen)

The guaranteed	Amount of guarantee (Note 1)
1. Guarantees related to trading partner bank borrowings, trade payable and other
Mitsui Sakhalin Holdings B.V.	136,453
Mitsui Oil (ASIA) Hong Kong Ltd.	69,305
Mitsui & Co. Financial Services (Europe) B.V.	63,344
Mitsui & Co. Precious Metals Inc.	57,762
Mitsui & Co. Financial Services (Asia) Ltd.	40,599
Mitsui Coal Holdings Pty. Ltd.	40,497
Mitsui power Ventures Ltd.	37,802
P.T. BUSSAN AUTO FINANCE	35,565
Paiton Power Financing B.V.	34,248
Mitsui & Co. Energy Risk Management Ltd.	32,576

Other-240 companies	601,628

Sub-total (See Note 2)	1,149,782
2. Guarantees related to bank borrowings of overseas trading subsidiaries
MITSUI & CO. (U.S.A.), INC.	176,142
Other-7 overseas trading subsidiaries	70,337

Sub-total (See Note 3)	246,479

Grand total	1,396,262

Note	1: For joint guarantee agreements with two or more guarantors or guarantee agreements with re-guarantees by other companies, the amounts presented above only include the portion which the Company bears under such agreements.

Note	2: Commitments and other letters similar to guarantees amounting to ¥2,194 million are included.

Note	3: Commitments and other letters similar to guarantees amounting to ¥93,714 million are included

Note	4: Presented above are subsidiaries and associated companies whose guarantee fee amounts and their payment conditions have been determined individually considering their business substance.

(2)	Notes receivable discounted amount to ¥51,533 million.

Export bills of exchange under letters of credit, discounted at intermediary banks but not yet paid by the banks extending the letters of credit, of ¥42,263 million, are included in notes receivable discounted.

(3)	Other:

The Company was audited by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation in connection with the LNG Project in Western Australia for the period of six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. On June 30, 2006, the Company received a notice of tax assessment from the Tokyo Regional Taxation Bureau for the one year ended March 31, 2000. Based on the notice of assessment, the taxable income was corrected by ¥4,863 million and the additional tax liabilities for income taxes were ¥2,375 million. The company has paid the additional taxes and recorded the amount as Income Taxes—Assessed for previous fiscal year The Company disagrees with the assessment and registered its protest in August 2006, and in addition, lodged an application in November, 2006 for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation. The Company considers that it is probable that the double taxation will be excluded by the mutual agreement procedure, and the amount of the correction for the year ended March 31, 2000 and the final correction and tax liabilities for the period from the year ended March 31, 2001 to the year ended March 31, 2005, if any, will be affected by the result of the mutual agreement procedure. Because the mutual agreement procedure has not been agreed yet, it is not possible at this time to reasonably estimate the amount of potential impact on the Company’s financial position and results of operations. Accordingly, except for payment based on the received assessment, the amount of potential loss and the related allowance are not reflected in the financial statements for the year ended March 31, 2007.

(5)	Receivables from and payables to subsidiaries and associated companies:

Short-term receivables: ¥695,079 million	Long-term receivables: ¥176,622 million
Short-term payables: ¥323,173 million	Long-term payables: ¥7,500 million

(6)	Accounting for notes receivable and payable whose maturity is at fiscal year-end.

The settlement of the notes receivable and payables are to be recorded not on maturity dates but on a physical settlement dates thereof.

As the fiscal year-end happened to be a bank holiday, the following amounts of notes receivable and payable whose maturity dates are at fiscal year-end are still carried in the balance sheet.

Notes receivable, trade	¥27,581 million
Notes payable, trade	¥9,705 million

Notes to the Statement of Income

(1)	Transactions with subsidiaries and associated companies:

Sales:	¥2,364,102 million
Purchases:	¥3,486,579 million
Other non-operating transactions:	¥33,069 million

(2)	Gain on Reversal of accrued Compensation and Other Charges Related to DPF incident

The Company recognized a Gain on the Reversal of accrued Compensation and Other Charges Related to DPF Incident estimated in the previous fiscal period, as a result of having recalled all equipment subject to compensation.

(3)	Impairment losses

Certain leased-out property, land held for development and other assets in 8 locations (mainly in and around, Kyushu and Kinki) have suffered continuous declines in rents and land prices. The Company has recorded an Impairment Loss of Fixed Assets as an extraordinary item, as the carrying value of the assets exceeds its recoverable value. Recoverable values are mainly calculated according to net salable value based on similar market transactions.

(4)	Provisions for the obligation for guarantees and commitments

Includes ¥13,204 million related to subsidiaries and associated companies.

(5)	Other

The amount of Loss on Sales of Investments in securities and subsidiaries and associated companies include loss on a share-for-share deal amounting to ¥265 million, where the Company obtained available-for-sale securities for securities of subsidiaries and associated companies under a business combination

Notes to the Statement of Changes in Equity

Numbers of treasury stock as of the ended of fiscal year end

Common stock                            2,693,031 shares

Tax-Effect Accounting

The principal items, which comprise of deferred tax assets and deferred tax liabilities, were as follows:

(Millions of Yen)

Deferred tax assets:
Allowance for doubtful receivables	¥20,365
Investments in securities, subsidiaries and associated companies	46,580
Other	36,452

Deferred tax assets	103,397
Valuation allowance	(37,773)

Total deferred tax assets	65,624
Deferred tax liabilities:
Net unrealized gain on available-for-sale securities	147,654
Reserve for loss on overseas investments	2,583
Other	1,741

Total deferred tax liabilities	151,978

Net deferred tax liabilities	¥86,354

Leased Fixed Assets

Significant off-balance-sheet leased assets include buildings used for distribution & delivery centers.

Transactions with Related Parties

Company Name: Mitsui & Co. Financial Services Co., Ltd.

Relationship: Subsidiary

Ownership of Voting Shares: 100% direct ownership

Relationship with Related Parties: Dispatching directors, and providing finance

Transaction Content: Loans

Transaction Amount: ¥865,320 million

Amount as of the present fiscal year: Short-term loans receivable ¥72,700 million. Long-term loans receivable ¥19,300 million

Transaction Conditions and Transaction Policy: Financing condition is determined considering market interest rates, with repayment terms of short-term loan receivables set at approximately one to three months.

Company Name: Mitsui & Co. Financial Services (Europe) B.V.

Relationship: Subsidiary

Ownership of Voting Shares: 100% direct ownership

Relationship with Related Parties: Dispatching directors, and providing finance

Transaction Content: Loans

Transaction Amount: ¥61,000 million

Amount as of the present fiscal year: Short-term loans receivable ¥29,512 million. Long-term loans receivable ¥24,790 million

Transaction Conditions and Transaction Policy: Financing condition is determined considering market interest rates, with repayment terms short-term loan receivables set at approximately one month.

Per Share Information

Equity per Share	¥691.3
Basic Net Income per Share	¥68.53
Diluted Net Income per Share	¥65.16

Significant Subsequent Events

1. On April 1,2007 the Company made a contribution in-kind of its Singapore branch’s assets amounting to ¥130,897 million and the liabilities amounting to ¥127,163 million to Mitsui & Co.(ASIA PACIFIC) PTE LTD., a wholly owned subsidiary of the Company, which had already been established in Singapore. As well, the Company transferred all of its businesses and personnel thereto. The Company plans to close its Singapore branch following the completion of the required procedures.

2. Earlyguard Ltd., a wholly owned subsidiary of the Company, passed a resolution with cash dividends April 23, 2007, whose main source is its gain on the Sales of Investment in Securities of Finsider International Company Ltd. in UK, which holds the shares in Sesa Goa Ltd, the Indian iron ore company. The company received the cash dividends amounting to ¥109,594 million April 24, 2007.

Notes to Business Combinations

The following business combinations have occurred, which were accounted for as under common control.

1.	In order to promote more efficient management and strengthen sales capabilities at the non-ferrous metal sales business in our Group, on February 1, 2007, Mitsui Bussan Metals Sales Co., Ltd., and Mitsui & Co. Metals Ltd., both wholly owned subsidiaries of the Company, are merged into Mitsui Bussan Metals Sales Co., Ltd. as the surviving entity.

2.

In order to reinforce financial structure by establishing stable earning base and achieve higher growth through providing a wide variety of IT services in response to diversifying customer needs, on April 1, 2007, NextCom K.K., which is listed on the 2nd. Section of the Tokyo Stock Exchange, and in which the Company holds 49.002% of voting shares, was merged with Mitsui Knowledge Industry. Co. Ltd. also listed on the 2nd. Section of the Tokyo Stock Exchange, and in which the Company holds 67.373% of voting shares, as a result of Mitsui Knowledge Industry. Co. Ltd. as the surviving entity.

(Figures presented in the balance sheet, the statement of income, statement of changes in equity, and notes are displayed following rounding down to the nearest million yen.)

(translations)

INDEPENDENT AUDITORS’ REPORT (COPY)

INDEPENDENT AUDITORS’ REPORT (COPY)

May 11, 2007

To the Board of Directors of Mitsui & Co., Ltd.

Deloitte Touche Tohmatsu

Designated Partner, Engagement Partner,

Certified Public Accountant:

Katsuji Hayashi

Designated Partner, Engagement Partner,

Certified Public Accountant:

Koji Inagaki

Designated Partner, Engagement Partner,

Certified Public Accountant:

Hidehiko Yuki

Designated Partner, Engagement Partner,

Certified Public Accountant:

Keiji Nakae

Pursuant to first item, second clause of Article 436 of the Corporate Law, we have audited the financial statements, namely, the balance sheet as of March 31, 2007 of Mitsui & Co., Ltd.(the “Company”), and the related statements of income and changes in equity and the related notes, for the 88th fiscal year from April 1, 2006 to March 31, 2007, and the accompanying supplemental schedules. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the accompanying supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the accompanying supplementary schedules presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31,2007, and the results of its operations for year then ended in conformity with accounting principles generally accepted in Japan.

Additional Information:

1. As discussed in Notes to the balance sheet Section 4. Contingent liabilities (3) Other, the Company was audited by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation for the six fiscal years from the year ended March 31,2000 to the year ended March 31,2005, and received a notice of tax assessment from the Tokyo Regional Taxation Bureau for the year ended March 31, 2000. The Company disagrees with the assessments and registered its protest, and lodged an application for mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia. The amount of potential loss and related allowance except for payment based on the received assessment are not reflected in the Company’s financial statements.

2. As discussed in Notes to Significant Subsequent Events 1. on April 1 2007, the Company makes a contribution in-kind of its Singapore branch’s assets and liabilities to Mitsui Co., (ASIA PACIFIC) PTE Ltd. along with the transfer of personnel and business.

3. As discussed in Notes to Significant Subsequent Events 2. on April 24, 2007, the Company received cash dividend from Earlyguard Ltd., its wholly owned subsidiary whose main source is gain on the sales of Investment in the company in the UK which holds shares in Sesa Goa Ltd.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law. Our firm continues to provide non-audit services to the Company, which are permitted to be provided simultaneously with audit services under the second clause of Article 2 of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language, and “ the accompanying supplement schedules” referred to in this report are not included in attached financial documents.

(translations)

INDEPENDENT AUDITORS’ REPORT (COPY)

INDEPENDENT AUDITORS’ REPORT (COPY)

May 11, 2007

To the Board of Directors of Mitsui & Co., Ltd.

Deloitte Touche Tohmatsu

Designated Partner, Engagement Partner,

Certified Public Accountant:

Katsuji Hayashi

Designated Partner, Engagement Partner,

Certified Public Accountant:

Koji Inagaki

Designated Partner, Engagement Partner,

Certified Public Accountant:

Hidehiko Yuki

Designated Partner, Engagement Partner,

Certified Public Accountant:

Keiji Nakae

Pursuant to the forth clause of Article 444 of the Corporate Law, we have audited the financial statements, namely, the consolidated balance sheet as of March 31, 2007 of Mitsui & Co., Ltd. and subsidiaries (the “Company”), related statements of consolidated income and consolidated shareholders’ equity and the notes to the consolidated financial statements for the fiscal year from April 1, 2006 to March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mitsui & Co., Ltd. and subsidiaries as of March 31,2007, and the results of their operations for year then ended in conformity with the recognition and measurement criteria of accounting principles generally accepted in the United States of America, as modified by the first clause of Article 148 of the accounting regulation of the Corporate Law of Japan. (Refer to Notes to Consolidated Financial Statements, Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements, 2. Summary of Significant Accounting Policies, (1) Basis of consolidated financial statements).

Additional Information:

1. As discussed in Notes to Consolidated Financial Statements, Note to Consolidated Balance Sheets, 2. Contingent liabilities, (2) Other, the Company was audited by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation for six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005, and received a notice of tax assessment from the Tokyo Regional Taxation Bureau for the year ended March 31, 2000. The Company disagrees with the assessment and registered its protest, and lodged an application for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia. The amount of potential loss and the related allowance except for payment based on the received assessment are not reflected in the consolidated financial statements.

2. As discussed in Notes to Consolidated Financial Statements, Subsequent Event, on April 23, 2007, Earlyguard Ltd., a subsidiary of Mitsui & Co., Ltd., sold all of its shares of Finsider International Company Ltd., a holding company located in the United Kingdom, which held 51% of the issued shares of an Indian iron ore mining company, Sesa Goa Ltd.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law. Our firm continues to provide non-audit services to the Company, which are permitted to be provided simultaneously with audit services under the second clause of Article 2 of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

CORPORATE AUDITORS’ REPORT

(translations)

Having examined the Directors’ performance of their duties during the 88th fiscal year from April 1, 2006, to March 31, 2007, we, the Board of Corporate Auditors, make this report as follows, based upon discussion on the basis of the auditor’s reports submitted by the respective Corporate Auditors:

1. METHODS AND SUBSTANCE OF AUDIT BYCORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

The Board of Corporate Auditors decided upon auditing policies, allocation of work duties, etc., received a report on the auditing work performed and its results from each Corporate Auditor, and received a report on their status of work executed from the Directors and the Independent Auditors and requested their explanations as necessary.

While conforming to the auditing standards as decided by the Board of Corporate Auditors, the auditing policies, the allocation of duties, etc., each Corporate Auditor endeavored to facilitate mutual understanding with the Directors, the internal auditing division and other employees, endeavored to collect information and to improve the auditing environment, attended the meetings of the Board of Directors and other important meetings, received a report on their status of work executed from the Directors and the employees and requested their explanations as necessary, inspected material internal decision-making documents, etc., and investigated the status of operations and assets of the headquarters and major business sites. In addition, audit was conducted of the substance of decisions made by the Board of Directors with regard to “Necessary systems to ensure appropriate operations” (pursuant to Article 362(4) (6) of the Corporate Law of Japan) and of the status of the systems actually developed on the basis of the said decisions (the “internal control systems”). With regard to subsidiaries, we endeavored to facilitate mutual understanding and exchanging of information with their directors, corporate auditors, etc., and collected reports on their business as necessary. Based on the above methods, the business report and its supplementary schedules for the relevant fiscal year were examined.

In addition, we examined whether the independence of the Independent Auditors was maintained and whether appropriate audit was being undertaken, received reports from the Independent Auditors on the status of operations, and requested explanations as necessary. We also received reports from the Independent Auditors that “Necessary systems to ensure appropriate execution of operations” (pursuant to Article 159 of the Corporate Accounting Regulations of Japan) was duly developed in line with “Quality control standards for auditing” (issued by the Japan Corporate Accounting Council on October 28, 2005), and requested explanations as necessary. based on the above methods, we examined the financial statements for the relevant fiscal year (the balance sheet, the statements of income, the changes in shareholders’ equity and the notes to non-consolidated financial statements) and their supplementary schedules and then the consolidated financial statements for the relevant fiscal year (the consolidated balance sheet, the statements of consolidated income, the statements of consolidated shareholders’ equity and the notes to consolidated financial statements).

2. RESULTS OF AUDIT

(1)	Results of examination of the business report, etc.

	In our opinion, the business report and its supplementary schedules are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation of the Company and fairly present the state of the Company’s affairs.

‚	We have found no misconduct or no material fact constituting a violation of any applicable laws and regulations of Japan or the Articles of Incorporation in connection with the Directors’ performance of their duties

ƒ	In our opinion, the substance of the decisions made by the Board of Directors with regard to the internal control systems is appropriate. Further, we find no matters that require noting with regard to the Directors’ performance of their duties in connection with the internal control systems. As recorded in the business report, it was discovered that a trader at one of subsidiaries of the Company in Singapore had concealed unrealized losses on naphtha trading positions that resulted in a large loss. Since then the Company reviewed its centralized control of market risk exposure and its loss limit systems and continues to strengthen the trading administration systems of the entire group of the Company.

(2)	Results of examination of the financial statements and their supplementary schedules

In our opinion, the auditing methods used and the conclusions reached by the Independent Auditors, Deloitte Touche Tohmatsu, are appropriate.

(3)	Results of examination of the consolidated financial statements

In our opinion, the auditing methods used and the conclusions reached by the Independent Auditors , Deloitte Touche Tohmatsu, are appropriate.

May 14, 2007

Board of Corporate Auditors

Mitsui & Co., Ltd.

Corporate Auditor (full time)	Tasuku Kondo
Corporate Auditor (full time)	Hiroshi Matsuura
Corporate Auditor	Ko Matsukata
Corporate Auditor	Yasutaka Okamura
Corporate Auditor	Hideharu Kadowaki
Corporate Auditor	Naoto Nakamura

Note: Ko Matsukata, Yasutaka Okamura, Hideharu Kadowaki, and Naoto Nakamura are external Corporate Auditors

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Management Philosophy (MVV)

Mission

We will contribute to the creation of a future where the dreams of the inhabitants of our irreplaceable Earth can be fulfilled.

Vision

We aim to become a global business enabler that can meet the needs of our customers throughout the world.

Values

•	Making it a principle to be fair and humble, we, with sincerity and in good faith, will strive to be worthy of the trust society places in us.

•	With lofty aspirations and from an honest perspective, we will pursue business that benefits society.

•	Always taking on the challenge of new fields, we will dynamically create business that can lead the times.

•	Making the most of our corporate culture that fosters “Freedom and Open-mindedness,” we will fully demonstrate our abilities as a corporation as well as individuals.

•	In order to nurture human resources full of creativity and a superior sense of balance, we will provide our people with a workplace for self-development as well as self-realization.

Shareholders’ information

Fiscal year end	March 31

Record date	March 31

Interim dividend record date	September 30

General Shareholders’ Meeting	June

Manager of the Register of Shareholders (head office)	The Chuo Mitsui Trust & Banking Company Limited 33-1 Shiba, 3-chome Minato-ku, Tokyo

Contact information for above	The Chuo Mitsui Trust & Banking Company Limited, Stock
Transfer Agency Division
8-4 Izumi, 2-chome
Suginami-ku, Tokyo
168-0063
Tel: 0120-78-2031 (free dial)

Representative branches for above	The Chuo Mitsui Trust & Banking Company Limited (various
locations around the country)
Japan Securities Agents, Ltd. (main office, various locations around the country)

Stock exchange listings	Tokyo, Osaka, Nagoya, Sapporo, Fukuoka

Mitsui & Co., Ltd.	2-1, Ohtemachi 1-chome
Chiyoda-ku, Tokyo
100-0004
Tel: 03-3285-1111 (general)
Website: www.mitsui.co.jp